BEST AVAILABLE COPY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wines of Australia

LINDEMANS
making life more enjoyable

RECEIVED
2004 AUG 30 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

04036533

19 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear S' 1adam

: ₹P LIMITED - FILE 82-2692
F. .ULTS – APPOINTMENT OF PRESIDENT, SOUTHCORP WINES THE AM. .CAS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 8/30

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
Making life more enjoyable

19 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

APPOINTMENT OF PRESIDENT OF SOUTHCORP WINES THE AMERICAS

Southcorp has today announced the appointment of Scott Weiss as President of Southcorp Wines the Americas. Please find attached a copy of a media release for announcement to the market.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

19 August 2004

Scott Weiss appointed President Southcorp Wines Americas

Sydney – Southcorp today announced the appointment of Scott Weiss as President Southcorp Wines the Americas. Mr Weiss will join Southcorp on 30 August 2004.

Southcorp Managing Director and CEO John Ballard described Mr Weiss as having an outstanding track record in building consumer products businesses across a range of sectors and countries.

Mr Weiss joins Southcorp from The Clorox Company, makers of a range of household and food products, where he was Vice President of Clorox's Brita and Canadian businesses.

"Scott learnt his trade in some of the classic consumer goods businesses and has an outstanding track record of developing and growing brands for top line growth as well as managing costs and profits," said Mr Ballard. "He will bring strong leadership and an innate understanding of managing consumer brands to our Americas business. Scott's international experience, including two years in Australia and a number of years in Asia, in addition to his experience in the US and Canadian markets make him a great fit for this pivotal role at Southcorp."

He joined Clorox in 1994 as Vice President Asia Pacific based in Hong Kong and in 1996 his role was expanded to include the Middle East. He was responsible for driving the development of these key international markets for Clorox, including brands such as Chux, Glad, Brita, Ant Rid, Clorox, Pine Sol, Hidden Valley and Kingsford.

For the past four years Mr Weiss has been Vice President of Clorox's Brita and Canadian divisions based in Oakland, USA, managing annual revenues of US$1 billion, and has delivered strong growth in both the Brita and Canadian businesses.

He has almost 20 years experience in consumer products businesses including 12 years in management. Following six years in brand management roles with Procter and Gamble Mr Weiss joined Bristol-Myers Squibb and within two years was appointed the Australian Managing Director of Bristol-Myers Co Pty Ltd.

Mr Weiss replaces Tom Burnet who resigned from the role last month. He will take over the reigns from Acting President, Chris Hancock, who has been stationed in the Company's Napa Valley office for the past four weeks. Mr Ballard said, "Chris will remain in the USA for another month or so to ensure a smooth handover. Scott's first priority will be to finalise and then implement the review of our Americas business. The review follows the process we used in Australasia and the UK/Europe to look at our total capability - from the organisational structure to cost base, route to market, relationships with key customers, promotional programs and strategy in order to ensure we have the right model in place for the future.

#

For further information contact:

Media:	Investors
Michelle Lawlor	Kristina Devon
Direct: 61 2 9465 1224	Direct: 61 2 9465 1048
Mob: 0402 894 303	Mob: 0409 030 767

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

19 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
FY04 RESULTS – APPENDIX 4E & AUDITED ACCOUNTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS making life more enjoyable

19 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FY04 RESULTS – AUDITED PRELIMINARY FINAL REPORT

In accordance with Listing Rule 4.3A, attached is the Company's Appendix 4E - Preliminary Final Report for the financial year ended 30 June 2004, together with accompanying Market Release.

These documents will also be available on the company's website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

Appendix 4E

Preliminary Final Report

Name of entity

Southcorp Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
80 007 722 643		✓	**30 June 2004**

Results for announcement to the market

				$A'000
Total revenues from ordinary activities	down	6.2%	to	1,158,637
Net profit (loss) attributable to members of Southcorp Limited	up	105.0%	to	46,237

Profit (loss) from ordinary activities after tax as a percentage of revenue was 4.0% (2003: (74.7%)).

Net profit (loss) attributable to members of Southcorp Limited as a percentage of equity was 3.6% (2003: (74.6%)).

Net tangible asset backing per ordinary security at 30 June 2004 was $1.24 (2003: $1.17).

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	N/A
Final dividend	Nil	N/A
Previous corresponding period		
Interim dividend	10.0c	8.0c
Final dividend	Nil	N/A

Record date for determining entitlements to the dividend: Not applicable

The preliminary final report comprises this statement, the report on the results for the year and the Financial Report which includes the Statements of Financial Performance, Statements of Financial Position, Statements of Cash Flows and Notes to the Financials Statements.

The financial statements on which the preliminary final report is based have been audited.

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer attached release dated 19 August 2004.

Sign here: [signature] Date: 19 August 2004

Company Secretary

Print name: Martin Hudson

SOUTHCORP

RESULTS FOR 12 MONTHS ENDED 30 JUNE 2004

19 August 2004

OVERVIEW

Southcorp has achieved a substantially improved profit performance in tough market conditions as it continues to drive business improvements, focusing on cash flow generation and improving return on capital employed.

Net profit after tax (before significant items) for the year to 30 June 2004 ('2004') was up 169.9% to $108.9 million. Net profit after tax and significant items was $46.2 million. Significant items primarily arose as a consequence of write-downs associated with the decision to consolidate certain packaging and distribution facilities.

Result Overview $ million	2004	2003	% chg
Revenue	1,158.6	1,235.8	-6.2%
EBITA	176.3	117.9	49.6%
Amortisation	-	-36.8	n/a
Net interest	-42.5	-44.5	-4.4%
Income tax	-24.9	3.7	n/a
Net profit after tax (before significant items)	108.9	40.3	169.9%
Significant items after tax	-62.7	-963.2	n/a
Net profit after tax	46.2	-922.9	n/a
Per share data:			
Earnings	6.2c	-124.2c	
Dividends	-	10.0c	
Net tangible assets	$1.24	$1.17	

Financial Highlights

- 169.9% increase in net profit after tax (before significant items) to $108.9 million (2003: $40.3 million), despite an adverse profit impact of approximately $19 million from the strengthening of the Australian dollar.
- Earnings before interest, tax, amortisation and significant items up 49.6% to $176.3 million.
- Strong cash flow generation driven by improved earnings, improved inventory position and lower tax payments has resulted in net debt reductions of $169.1 million.
- Return on capital employed increased to 9.3% (2003: 5.9%)[1].

Business Highlights

- The successful introduction of Veraison as a business discipline, generating significant ongoing cost savings and a more structured approach to our business.
- Rebuilding the Australian business yielding strong earnings recovery.
- UK business improvements ahead of schedule.
- Review of USA operations underway.
- The results of the review of production and distribution assets announced in June 2004. The rationalisation of facilities will result in fixed and freight cost savings delivering incremental earnings of $20 million in 2006 rising to $27 million per annum by 2008.

OUTLOOK

While market conditions remain competitive in all our regions, the business is expected to deliver modest profit growth in 2005, underpinned by an increased investment in advertising and promotion. The business will also benefit from lower costs realised from the higher 2004 vintage and continued focus on cost reduction.

As previously announced to the market, 2005 earnings will include the impact of currency and the lower availability of super premium wines from the drought-affected 2002 vintage. The combined effect of these factors is approximately $30 million.

Looking forward to 2006, the Company should enjoy the first significant impact of the savings from the asset review and lower grape costs as the remaining legacy contracts run off. Based on current expectations of exchange rates, we would anticipate the impact of currency on earnings to be reduced.

Dividends

No dividend has been declared this year.

Subject to the achievement of the current business plan, the Board of Southcorp anticipates the declaration of a final dividend in the second half of 2005. Significant cash demands will be placed on the business in 2005 as a result of the implementation of the asset review announced in June 2004. We anticipate that these demands will be satisfied from existing facilities and cash generated from the business.

[1] before significant items'

REVIEW OF FINANCIAL PERFORMANCE

Revenue

Total revenue decreased by 6.2% to $1,158.6 million. Major factors were:

- Adverse currency impacts of $94.6 million.
- $78.6 million of the market value of own-grown grapes in other revenue (2003: $57.4 million).
- Other revenue in 2003 included $55.8 million in proceeds from the sale of assets relating to divested businesses.

EBITA

EBITA before significant items increased 49.6% to $176.3 million, driven by:

- Reduced discounting in the Australian and UK markets.
- Tightened control over selling and period costs.
- Improved pricing in the Australian market.
- Positive SGARA impact of $0.4 million compared to a loss of $14.2 million in 2003.

Significant Items After Tax

Significant items after tax were a loss of $62.7 million, which primarily arose as a consequence of the decision to consolidate certain packaging and distribution facilities. Significant items include:

- $52.2 million write-down in the carrying value assets.
- $28.7 million relating to redundancies and restructure costs.
- $6.1 million write-back to profits from onerous grape contracts.
- $12.2 million benefit from entry into the Australian tax consolidation regime.

Self Generating & Regenerating Assets (SGARA)

- Improved revenues from viticultural activities reflects higher operating hectares, better vintage conditions combined with a stronger focus on vineyard returns.
- Increased vineyard operating costs reflect higher operating hectares.

Net Interest

- As a result of the improved borrowing position, net interest expense declined by $2.0 million to $42.5 million.

Income Tax

- Tax expense before significant items was $24.9 million. The effective tax rate was 18.6%, which is below the statutory tax rate due to the recouping of tax losses in the USA, realising a benefit of $19.7 million.

Revenue Summary $ million	2004	2003	% chg
Australasia	425.1	412.8	3.0%
UK / Europe	267.9	280.3	-4.4%
Americas [1]	369.3	434.7	-15.1%
Total Sales Revenue (before significant items)	**1,062.2**	**1,127.8**	**-5.8%**
Total Sales Revenue (after significant items)	**1,062.2**	**1,104.9**	**-3.9%**
Revenue from own grown grapes	78.6	57.4	36.9%
Other revenue	17.8	73.5	-75.8%
Total Revenue	**1,158.6**	**1,235.8**	**-6.2%**

Earnings Summary $ million	2004	2003	% chg
Australasia	59.4	40.1	48.3%
UK / Europe	32.5	-8.0	n/a
Americas	84.0	100.0	-16.0%
	176.0	132.1	33.2%
SGARA	0.4	-14.2	n/a
EBITA (before significant items)	**176.3**	**117.9**	**49.6%**

Significant Items $ million	2004 pre tax	2004 post tax
Restructure & redundancy costs	-40.6	-28.7
Asset write-downs	-65.1	-52.2
Net write-back of onerous contract provision	8.7	6.1
Impact of entry into tax consolidation	-	12.2
Total Significant Items	**-97.1**	**-62.7**

SGARA $ million	2004	2003
Revenue (net market value of own grown grapes)	78.6	57.4
Net increment in net market value of grape vines	-0.3	-0.9
Vineyard Operating Costs	-60.7	-55.1
Gross SGARA Profit	17.6	1.4
Previous net market value adjustments released to cost of sales	-17.2	-15.7
Net SGARA Profit	**0.4**	**-14.2**

REVIEW OF CASH FLOW

Net operating cash flows increased $106.7 million to $203.5 million. Key impacts:

- Improved earnings from operations.
- Improved working capital and non-current inventory position.
- Lower tax payments.

Net investing cash outflows were $26.9 million, comprising primarily:

- Capital expenditure of $25.9 million as the business enjoyed the benefits of past expansion capital expenditure as well as implementing more stringent capital expenditure guidelines.

Net financing cash outflows were $7.9 million. Key impacts:

- Payment of $74.5 million for the dividend declared in 2003 but paid in 2004.
- Receipt of $53.6 million in deferred consideration from previously divested businesses.
- Realisation of employee share plan loans of $11.9 million.

Capital expenditure planned for 2005, including the implementation of the asset review, is expected to be $70 to $80 million.

Cash Flow $ million	2004	2003
EBITA	176.3	117.9
Add back: depreciation	46.4	50.2
Add back: cash impact of significant items	-10.9	-9.7
Change in working capital & non-current inventory	32.6	90.3
Net interest	-44.1	-48.7
Income tax paid	-3.2	-32.3
Other	6.5	-70.9
Operating Cash Flow	**203.5**	**96.8**
Capital expenditure	-25.9	-75.1
Sale of assets & other	-1.0	41.8
Investing Cash Flow	**-26.9**	**-33.3**
Share issues	-	20.5
Dividends	-74.5	-162.8
Proceeds from previously divested businesses	53.6	18.2
Other	13.0	-3.1
Financing Cash Flow	**-7.9**	**-127.1**
Net Cash Surplus / (Deficit)	168.7	-63.7
Net Debt		
Opening position	767.5	703.6
Net Cash (Surplus) / Deficit	-168.7	63.7
FX adjustment	-0.4	0.3
Closing Net Debt	**598.4**	**767.5**

REVIEW OF FINANCIAL POSITION

Capital employed decreased by $118.1 million to $1,887.0 million, reflecting:

- Strong inventory control. Current inventory remained flat despite a 23% increase in vintage intake. This was due to reductions in raw materials and finished goods inventories as well as lower prices for grapes.
- Non-current inventory reductions as a consequence of drought affected vintages in 2002 and 2003 and lower prices for grapes.
- Property, plant & equipment reductions largely from asset write-downs of $65.1 million.
- Net debt reductions of $169.1 million to $598.4 million at year end.

Net debt reduced a further $32.8 million in July 2004 due to the early receipt of proceeds from the last major divested business receivable.

Balance Sheet $ million	2004	2003
Trade debtors	307.9	279.4
Current inventory	646.7	644.4
Less: trade creditors	-247.0	-226.0
Working capital	707.6	697.8
Non-current inventory	175.3	216.4
Property, plant & equipment and grape vines	687.8	780.7
Intangible assets	366.0	366.0
Other net assets	47.9	113.8
Provisions	-97.5	-169.6
Capital Employed	**1,887.0**	**2,005.1**
Comprising :		
Net debt	598.4	767.5
Total equity	1,288.6	1,237.6
Capital Employed	**1,887.0**	**2,005.1**

REGIONAL REVIEW
AUSTRALASIA

Australasian earnings have grown 48.3%, a strong result in a competitive Australian marketplace. The focus this year has been to stabilise the business, restructure the cost base and establish a sustainable profit model.

Australasia	2004	2003	% chg
Volume (million cases 9LE)	8.3	8.8	-5.1%
AUD millions			
Sales revenue	425.1	412.8	3.0%
EBITA [1]	59.4	40.1	48.3%
EBITA / sales	14.0%	9.7%	4.3%
Sales revenue / case	$50.92	$46.92	8.5%

Financial Highlights

- Case rate improvements of 8.5% reflect price increases and improved mix.
- Volume reductions of 5.1% reflect the impact of reduced discounting in a highly competitive marketplace.
- Margin improvements from 9.7% to 14.0% reflect the above impacts combined with reductions in overheads.

Business Highlights

- Strong promotional cost disciplines implemented.
- Revised trading terms, which included price increases in September 2003.
- Benefits from restructuring sales teams and support functions.
- Built a dedicated marketing function to focus on tactical marketing and optimise execution of marketing strategies.
- Strong performance from the Asian region driven by moves to more direct distribution to key customers, which has seen improved store positioning, better ranging and more effective promotions.

Future Focus & Outlook

- The objective now is to accelerate our marketing activity to support our key brands. We now have promotional plans in place backed by sound financial disciplines and are aiming to grow our market share.
- Increased focus on product innovation.
- Continued focus on cost-base management.
- Expect competitive market conditions to continue.
- We expect to grow sales this year ahead of the category and expect margins to remain at similar levels to 2004. Given the lack of super premium availability and budgeted growth of cask wine sales, case rates are expected to decline marginally in 2005.

UK / EUROPE

The business has delivered a strong result with a return to profitability ahead of expectations. This was driven by reduced discounting in the UK market and continued growth of our European business.

UK / Europe	2004	2003	% chg
Volume (million cases 9LE)	5.7	6.1	-6.9%
AUD millions			
Sales revenue	267.9	280.3	-4.4%
EBITA [1]	32.5	-8.0	n/a
EBITA / sales	12.1%	-2.8%	15.0%
GBP millions			
Sales revenue	108.8	103.6	5.0%
EBITA [2]	8.1	-6.8	n/a
EBITA / sales	7.5%	-6.5%	14.0%
Sales revenue / case	£19.11	£16.94	12.9%

Financial Highlights

- Reduced discounting in the UK market resulted in volume reductions of 6.9% but improvements in local currency case rates of 12.9%.
- Local currency margin improvements reflect the above impacts as well as the reduction in overhead costs and lower cost of goods sold.

Business Highlights

- Refocused the business to profitable sales, which has seen a shift away from high-volume, deep discounting promotions.
- A stronger consumer focus to build long-term brand equity and a more disciplined approach to promotional investment.
- A strict focus on spending has seen overhead and other costs reduce.
- A more focused approach to doing business, in which we are working more closely with our customers to tailor our portfolio and promotional mix to suit their needs.

Future Focus & Outlook

- Advertising and promotional expenditure is being directed to value-added promotions and consumer focused activity.
- Continued focus on cost-base management.
- Expect trading conditions to remain competitive.
- We expect to improve local currency sales and margins this year and maintain case rates.

AMERICAS

The USA market continued to be characterised by competitive market conditions and an oversupply of Californian wine. The business is currently undertaking a review to establish appropriate channel strategies and organisational structure for the future.

Financial Highlights

- Local currency case rates reduced by 7.2% reflecting higher levels of discounting and a mix shift primarily to 1.5L products.
- Volumes were up 9.0% and include sales of 300,000 cases of the Little Penguin, which was released to the market in July.
- Local currency margin improvements reflect reduced freight costs and lower cost of good sold.

Business Highlights

- Launch of the Little Penguin, which is currently entering the retail trade.
- On premise market growth driven by the success of Penfolds Restaurant Challenge, which saw substantial restaurant listings.
- Strong growth in Canadian business with sales surpassing 1 million cases.

Americas	2004	2003	% chg
Volume (million cases 9LE)	6.1	5.6	9.0%
AUD millions			
Sales revenue [1]	369.3	434.7	-15.1%
EBITA [1]	84.0	100.0	-16.0%
EBITA / sales	22.8%	23.0%	-0.3%
USD millions			
Sales revenue [1]	259.6	256.8	1.1%
EBITA [2]	32.1	26.8	19.6%
EBITA / sales	12.4%	10.4%	1.9%
Sales revenue / case	$42.58	$45.89	-7.2%

Future Focus & Outlook

- The new Americas President, Scott Weiss, to join the business on 30 August 2004. Key priorities will be to finalise and implement the results of the US review.
- Further rollout of consumer-based marketing campaigns to drive brand awareness.
- Continued on premise emphasis.
- Expect the trading environment to remain intense over the next 12 months.
- We expect local currency margins to slightly improve in 2005 and case rates to stabilise.

For further information contact:

Investors:
Kristina Devon
Ph: +61 2 9465 1048
Mob: 0409 030 767
kristina.devon@southcorp.com.au

Media:
Michelle Lawlor
Ph: +61 2 9465 1224
Mob: 0402 894 303
michelle.lawlor@southcorp.com.au

Website: www.southcorp.com.au

FORWARD LOOKING STATEMENTS
This market release contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.

[1] before significant items

[2] 2003 A$ costs included in EBITA have been converted to USD at 2004 rates

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated		Southcorp Limited	
		2004	2003	**2004**	2003
	Note	**$'000**	$'000	**$'000**	$'000
Revenue from ordinary activities	2	**1,158,637**	1,235,785	**49,388**	189,097
Expenses from ordinary activities, excluding borrowing costs	3	**(1,076,312)**	(2,125,714)	**2,174**	(27,679)
Borrowing costs	5	**(45,117)**	(50,790)	**(10,549)**	(13,661)
Share of net losses of joint ventures accounted for using the equity method	31	**(464)**	(493)	**-**	-
Profit (loss) from ordinary activities before income tax		**36,744**	(941,212)	**41,013**	147,757
Income tax (expense) benefit relating to ordinary activities	6	**9,493**	18,321	**(2,907)**	5,580
Net profit (loss) attributable to members of Southcorp Limited	29	**46,237**	(922,891)	**38,106**	153,337
Non-owner transaction changes in equity					
Net exchange differences on translation of financial statements of self-sustaining foreign operations	28	**4,783**	(17,026)	**-**	-
Net increase in foreign currency translation reserve on initial adoption of changes to accounting standards	28	**-**	16,165	**-**	-
Net decrease in retained profits (accumulated losses) on initial adoption of changes to accounting standards	29	**-**	(46,232)	**-**	-
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**4,783**	(47,093)	**-**	-
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**51,020**	(969,984)	**38,106**	153,337
Basic earnings per share for Southcorp Limited	8	**6.2 cents**	-124.2 cents		
Diluted earnings per share for Southcorp Limited	8	**6.2 cents**	-124.2 cents		

The accompanying notes form part of the financial statements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2004

		Consolidated		Southcorp Limited	
		2004	2003	**2004**	2003
	Note	**$'000**	$'000	**$'000**	$'000
Current assets					
Cash assets	9	**30,045**	40,281	**4,852**	473
Receivables	10	**337,664**	373,438	**1,049,657**	1,062,726
Inventories	11	**646,679**	644,401	**-**	-
Foreign currency hedges - anticipated transactions	12	**49,754**	32,280	**-**	-
Other financial assets	13	**33,770**	-	**-**	-
Current tax assets	6	**10,385**	11,411	**8,952**	-
Prepayments		**8,611**	11,088	**-**	-
Total current assets		**1,116,908**	1,112,899	**1,063,461**	1,063,199
Non-current assets					
Receivables	14	**17,451**	24,767	**1,279,066**	1,221,129
Inventories	15	**175,286**	216,403	**-**	-
Foreign currency hedges - anticipated transactions	12	**55,291**	74,778	**-**	-
Other financial assets	16	**-**	35,343	**198,058**	198,261
Property, plant and equipment	17	**513,541**	610,243	**-**	-
Grape vines	18	**174,298**	170,474	**-**	-
Intangible assets	19	**365,997**	365,997	**-**	-
Deferred tax assets	6	**44,605**	44,624	**41,647**	6,133
Prepayments		**595**	1,170	**-**	-
Total non-current assets		**1,347,064**	1,543,799	**1,518,771**	1,425,523
Total assets		**2,463,972**	2,656,698	**2,582,232**	2,488,722
Current liabilities					
Payables	20	**278,950**	255,240	**722,062**	646,347
Interest-bearing liabilities	21	**44,106**	286,564	**-**	-
Current tax liabilities	6	**8,420**	692	**-**	135
Provisions	22	**73,620**	134,824	**-**	74,451
Foreign currency hedges - anticipated transactions	23	**49,754**	32,280	**-**	-
Total current liabilities		**454,850**	709,600	**722,062**	720,933
Non-current liabilities					
Payables	24	**-**	3,527	**-**	-
Interest-bearing liabilities	25	**584,386**	521,243	**-**	-
Deferred tax liabilities	6	**56,924**	75,197	**54,275**	-
Provisions	26	**23,924**	34,776	**-**	-
Foreign currency hedges - anticipated transactions	23	**55,291**	74,778	**-**	-
Total non-current liabilities		**720,525**	709,521	**54,275**	-
Total liabilities		**1,175,375**	1,419,121	**776,337**	720,933
Net assets		**1,288,597**	1,237,577	**1,805,895**	1,767,789
Equity					
Contributed equity	27	**1,514,282**	1,514,282	**1,514,282**	1,514,282
Reserves	28	**7,684**	2,901	**-**	-
Retained profits (accumulated losses)	29	**(233,392)**	(279,629)	**291,613**	253,507
Equity attributable to members of Southcorp Limited		**1,288,574**	1,237,554	**1,805,895**	1,767,789
Outside equity interests	30	**23**	23	**-**	-
Total equity		**1,288,597**	1,237,577	**1,805,895**	1,767,789

The accompanying notes form part of the financial statements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated		Southcorp Limited	
		2004	2003	**2004**	2003
	Note	**$'000**	$'000	**$'000**	$'000
Cash flows from operating activities					
Cash receipts in the course of operations		**1,231,005**	1,455,742	**423**	8,365
Cash payments in the course of operations		**(980,148)**	(1,278,007)	**(1,254)**	(8,908)
Dividends received		**-**	-	**31,411**	165,478
Interest received		**2,614**	8,140	**17,950**	17,092
Interest and other borrowing costs paid		**(46,722)**	(56,813)	**(10,549)**	(13,661)
Income taxes paid		**(3,233)**	(32,275)	**(260)**	(576)
Net operating cash flows	41(a)	**203,516**	96,787	**37,721**	167,790
Cash flows from investing activities					
Payments for property, plant and equipment and grape vines		**(25,890)**	(75,148)	**-**	(57)
Proceeds from sale of property, plant and equipment		**4,156**	5,108	**-**	-
Proceeds from redemption of equity investments		**-**	2,994	**-**	-
Payments for equity accounted investments		**-**	(2,248)	**-**	-
Payments for controlled entities, net of cash acquired	41(c)	**-**	1,808	**-**	-
Proceeds from realisation of remnant assets of divested businesses		**-**	55,004	**-**	448
Payments relating to divested businesses		**(5,179)**	(20,887)	**-**	(5,246)
Net loans (to) from controlled entities		**-**	-	**28,122**	(19,655)
Other		**-**	54	**-**	(1)
Net investing cash flows		**(26,913)**	(33,315)	**28,122**	(24,511)
Cash flows from financing activities					
Proceeds from issue of shares		**-**	20,487	**-**	20,487
Dividends paid		**(74,451)**	(162,773)	**(74,451)**	(162,773)
Proceeds from deferred consideration from divested businesses		**53,604**	18,218	**22**	-
Loans advanced		**-**	(11,606)	**-**	(11,606)
Proceeds from repayments of loans		**12,970**	8,540	**12,965**	7,551
Proceeds from borrowings		**544,295**	508,329	**-**	-
Repayment of borrowings		**(717,355)**	(449,911)	**-**	-
Net financing cash flows		**(180,937)**	(68,716)	**(61,464)**	(146,341)
Net increase (decrease) in cash held		**(4,334)**	(5,244)	**4,379**	(3,062)
Cash at the beginning of year		**34,028**	41,047	**473**	3,535
Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year		**351**	(1,775)	**-**	-
Cash at the end of year	41(b)	**30,045**	34,028	**4,852**	473

The accompanying notes form part of the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are detailed below.

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Reclassification of financial information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year or as a result of the first time application of revised accounting standards.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, the chief entity, and its controlled entities (together the consolidated entity).

Controlled entities

Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated financial statements from the date control commences or up to the date control ceases. Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

The controlled entities included in the consolidation are set out in note 45. All balances and effects of transactions between controlled entities have been eliminated.

Associates and joint venture entities

Investments in associates and joint venture entities are accounted for using equity accounting principles. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of an associate's or joint venture entity's net profit or loss after tax is recognised in the consolidated statements of financial performance after adjustments for dissimilar accounting policies and amortisation of goodwill. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign currency translation

Transactions

Foreign currency transactions are translated to Australian dollars at exchange rates ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies at the reporting date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statements of financial performance in the periods in which the exchange rate changes, except where such differences relate to hedging specific anticipated transactions or the acquisition of qualifying assets. Exchange differences arising from transactions hedging the net investment in self-sustaining operations, or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred to the foreign currency translation reserve on consolidation.

(c) Foreign currency translation (continued)

Translation of foreign operations

Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at an average rate for the year. Exchange differences arising on translation are transferred to the foreign currency translation reserve until the disposal, or partial disposal of the operations. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(d) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for speculative purposes.

A transaction is designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risk being hedged, are designated so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statements of financial performance.

The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statements of financial position from the date of inception of the hedge transaction. Once recognised, the receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Option premiums are recorded as assets when paid and included in the measurement of the transaction when it occurs.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedge transaction are recognised immediately in the statements of financial performance.

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at reporting date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statements of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including an option contract) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arise on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arise on the foreign currency hedge are included in the statements of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statements of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statements of financial performance.

(e) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax payable to taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods

Revenue from sale of goods is recognised (net of returns, discounts, allowances, rebates and taxes) when control of the goods passes to the customer.

Net market value of own-grown grapes

The market value of harvested grapes net of harvesting costs is recognised as revenue in the statements of financial performance in the period in which the harvest occurs.

Grape vines net market value movements

Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statements of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred.

Sale of non-current assets

The gross proceeds from the sale of non-current assets are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs)

Dividends

Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received.

(g) Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

No provision is made for additional taxes which could become payable if certain reserves of foreign controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Tax consolidation

Southcorp Limited and its wholly-owned Australian controlled entities have decided to implement tax consolidation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, the Company as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in the group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax sharing agreements between the

(g) Taxation (continued)

Deferred tax balances recognised by the head entity in relation to wholly-owned entities joining the tax consolidated group are measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime, with one exception. The deferred tax balances relating to assets that had their tax values reset on joining the tax consolidated group, have been measured based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances are also recognised in the consolidated financial statements as income tax expense or benefit. The impact on the income tax expense of these remeasurement adjustments is disclosed in note 6.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability on the statements of financial position.

Revenues are also recognised net of the wine equalisation tax ("WET") and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability on the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

(i) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is determined by dividing the net profit (loss) after income tax attributable to members of the Company, excluding any costs of servicing equity, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(j) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 28 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at reporting date and specific provisions are made for any doubtful accounts.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

(l) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Joint venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

Other entities

Investments in other listed and unlisted entities are carried at the lower of cost and recoverable amount, being a Directors' valuation based on market value at the time of the valuation.

(m) Non-current assets

The carrying amounts of all non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount valued on the cost basis of a non-current asset exceeds recoverable amount, the asset is written down to the lower amount and the difference is expensed in the reporting period in which it occurs.

In assessing the recoverable amount of non-current assets the relevant net cash flows have been discounted to their net present values.

(n) Property, plant and equipment

Property, plant and equipment acquired is initially recorded at cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

The cost of assets constructed or internally generated by the consolidated entity includes the cost of material and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in note 1(t).

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount.

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset taking into account estimated residual values. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings 66 years
- Plant and equipment 3 to 40 years

Depreciation rates are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of another asset or an allocation of production overheads.

(o) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed on a straight line basis over the term of the leases.

(p) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, certain assumptions have been made including market prices, yields and quality of grapes and vineyard operating costs.

(q) Intangibles

Brand names are recorded at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations. Brand names which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete. All brand names included in the statements of financial position are considered to have indefinite lives and therefore are not amortised.

(r) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to reporting date and which are unpaid. Trade accounts payable are normally settled between 30 and 60 days. Payments to grape growers are made in 3 instalments over a period of approximately 180 days from receipt of grapes.

(s) Interest-bearing liabilities

Bank loans and notes are carried on the statements of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statements of financial position at the net proceeds received, plus accrued interest at the contracted rate.

(t) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets in which case borrowing costs are capitalised to the cost of the assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current year this rate was 6.5% per annum (2003: 6.3%).

Capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statements of financial performance.

(u) Employee benefits

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to reporting date.

Wages, salaries, annual leave and sick leave

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of year-end and beyond represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee benefits for long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increase in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely matches the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation plans

The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are recognised as an expense in the year they are paid or become payable.

Employee share and option plans

Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company issues shares and grants options from time to time. Costs incurred in administering these schemes are expensed as incurred.

Amounts receivable under the various employee share plans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

(v) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the statements of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statements of financial position, the provision is recognised net of the recovery only when the entity has a legally recognised right to set-off the recovery receivable and the provision and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, determined or publicly recommended, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

(v) Provisions (continued)

Divested businesses

These amounts relate to provisions established in respect of the divestment of previously owned controlled entities and businesses and include environmental, pension, litigation and other commitments.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other

Other provisions include restructuring costs and are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced or firm contracts related to the restructuring have been entered into. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for employee benefits.

(w) Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately.

(x) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(y) Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated		Southcorp Limited	
		2004	2003	**2004**	2003
		$'000	$'000	**$'000**	$'000
2.	**REVENUE FROM ORDINARY ACTIVITIES**				
	Revenue from operating activities				
	Sale of goods	**1,062,193**	1,104,852	**-**	-
	Net market value of own-grown grapes	**78,628**	57,449	**-**	-
	Dividends received	**1,583**	-	**31,411**	165,478
	Interest received or receivable	**2,623**	6,327	**17,950**	17,092
	Management fees	**-**	-	**-**	6,000
		1,145,027	1,168,628	**49,361**	188,570
	Other revenue				
	Proceeds from sale of non-current assets	**3,018**	3,838	**-**	-
	Proceeds from realisation of remnant assets of divested businesses	**-**	55,809	**-**	448
	Other	**10,592**	7,510	**27**	79
		13,610	67,157	**27**	527
	Total revenue from ordinary activities	**1,158,637**	1,235,785	**49,388**	189,097
3.	**EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS**				
	Cost of goods sold	**(646,119)**	(728,051)	**-**	-
	Administration expenses	**(53,385)**	(69,676)	**1,875**	(21,945)
	Selling, marketing and distribution expenses	**(216,421)**	(242,998)	**-**	-
	Vineyard operating costs	**(60,742)**	(55,127)	**-**	-
	Net decrement in net market value of grape vines	**(295)**	(9,042)	**-**	-
	Write-down in value of property, plant and equipment	**(65,117)**	(9,665)	**-**	-
	Restructure and redundancy costs	**(40,643)**	(20,829)	**-**	-
	Written down value of net assets and restructure costs of divested businesses	**-**	(61,153)	**-**	(5,590)
	Write-down in value of goodwill	**-**	(642,562)	**-**	-
	Write-down in value of brand names	**-**	(240,000)	**-**	-
	Amortisation of goodwill	**-**	(36,805)		
	Net write-back of onerous contracts provision	**8,675**	8,546	**-**	-
	Other	**(2,265)**	(18,352)	**299**	(144)
	Total expenses from ordinary activities, excluding borrowing costs	**(1,076,312)**	(2,125,714)	**2,174**	(27,679)

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
4. SIGNIFICANT ITEMS INCLUDED IN PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE				
Proceeds from realisation of remnant assets of divested businesses	**-**	55,809	**-**	448
Written down value of net assets and restructure costs of divested businesses	**-**	(61,153)	**-**	(5,590)
Net profit (loss) from divested businesses	**-**	(5,344)	**-**	(5,142)
Write-down in value of property, plant and equipment to recoverable amount	**(65,117)**	(9,665)	**-**	-
Restructure and redundancy costs	**(40,643)**	(20,829)		
Net write-back of onerous contracts provision	**8,675**	8,546	**-**	-
Write-down in value of goodwill	**-**	(642,562)	**-**	-
Write-down in value of brand names	**-**	(240,000)	**-**	
Revision in accounting estimate for promotional and depletion allowances	**-**	(22,904)	**-**	-
Independence Wine Company loan and other asset write-offs	**-**	(20,522)	**-**	-
Write-down of employee share plan loans	**-**	(17,187)	**-**	(17,187)
Write-down of non trading receivables	**-**	(7,366)	**-**	-
	(97,085)	(977,833)	**-**	(22,329)
5. PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE				
Profit (loss) from ordinary activities before income tax has been arrived at after crediting (charging):				
Interest received or receivable from:				
Controlled entities	**-**	-	**17,870**	16,973
Associated entities	**-**	1,067	**-**	-
Other persons	**2,623**	5,260	**80**	119
	2,623	6,327	**17,950**	17,092
Borrowing costs				
Interest paid or payable to:				
Controlled entities	**-**	-	**(10,549)**	(13,650)
Other persons	**(45,065)**	(51,422)	**-**	(11)
Lease finance charges	**(11)**	(35)	**-**	-
	(45,076)	(51,457)	**(10,549)**	(13,661)
Capitalised interest	**16,673**	17,640	**-**	-
Capitalised interest relieved	**(14,993)**	(15,300)	**-**	-
	(43,396)	(49,117)	**(10,549)**	(13,661)
Other borrowing costs	**(1,909)**	(1,869)	**-**	-
Borrowing costs capitalised	**709**	662	**-**	-
Borrowing costs relieved	**(521)**	(466)	**-**	-
Borrowing costs	**(45,117)**	(50,790)	**(10,549)**	(13,661)
Net interest income (expense) and borrowing costs	**(42,494)**	(44,463)	**7,401**	3,431

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
5. **PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE** (continued)				
Dividends received from:				
Other entities	**1,583**	-	**-**	-
Controlled entities	**-**	-	**31,411**	165,478
	1,583	-	**31,411**	165,478
Write-down of non-current assets:				
Land and buildings	**(23,637)**	(6,731)	**-**	-
Plant and equipment	**(41,480)**	(2,934)	**-**	-
Goodwill	**-**	(642,562)	**-**	-
Brand names	**-**	(240,000)	**-**	-
	(65,117)	(892,227)	**-**	-
Net profit (loss) on sale of non-current assets:				
Property, plant and equipment	**549**	(430)	**-**	-
Other	**-**	(183)	**-**	-
	549	(613)	**-**	-
Depreciation of property, plant and equipment:				
Buildings	**(2,409)**	(2,519)	**-**	-
Plant and equipment	**(44,006)**	(47,678)	**-**	-
	(46,415)	(50,197)	**-**	-
Amortisation of intangibles:				
Goodwill	**-**	(36,805)	**-**	-
Net (expense) credit from movement in provisions:				
Employee benefits	**(19,170)**	(15,128)	**-**	-
Doubtful trade debts	**(1,055)**	375	**-**	-
Doubtful loans	**-**	(763)	**-**	-
Employee share plan loans	**1,875**	(16,891)	**1,875**	(16,891)
Divested businesses	**474**	-	**-**	-
Onerous contracts	**8,675**	8,546	**-**	-
Other	**(9,634)**	(835)	**-**	-
	(18,835)	(24,696)	**1,875**	(16,891)
Write-down in value of wine inventory	**(32,161)**	(35,336)	**-**	-
Independence Wine Company loan written-off	**-**	(11,857)	**-**	-
Net profit (loss) from divested businesses	**-**	(5,344)	**-**	(5,142)
Share plan loans realised loss	**-**	(296)	**-**	(296)
Bad debts written off - trade debtors	**(53)**	(91)	**-**	-
Bad debts recovered	**44**	63	**-**	-
Net foreign exchange gains (losses)	**5,513**	(474)	**-**	(144)
Operating lease rental expense	**(14,635)**	(17,310)	**-**	-

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
6. INCOME TAX				
Income tax (expense) benefit				
Prima facie income tax (expense) benefit calculated on profit (loss) from ordinary activities at 30% (2003: 30%)	**(11,023)**	282,364	**(12,304)**	(44,327)
(Increase) decrease in tax expense due to:				
Imputation gross-up on dividends received	**-**	-	**(3,886)**	(21,276)
Franking credits on dividends received	**-**	-	**13,309**	70,919
Overseas tax rate differential	**(6,976)**	1,479	**-**	-
Non-assessable profits on divestment of businesses and other assets	**177**	1,977	**-**	-
Write-down of intangible assets	**-**	(264,891)	**-**	-
Write-down of property plant and equipment	**(6,655)**	(3,635)	**-**	-
Benefit of unbooked tax losses recouped (losses not tax effected)	**19,662**	(4,193)	**-**	-
Net decrement in net market value of grape vines	**(126)**	(2,770)	**-**	-
Amortisation of intangibles	**-**	(11,046)	**-**	-
Depreciation	**974**	1,111	**-**	-
Income tax (expense) benefit related to current and deferred tax transactions of entities in the tax consolidated group	**-**	-	**26,906**	-
Compensation payable to tax consolidated group entities under tax funding agreements	**-**	-	**(26,906)**	-
Other items	**(543)**	(2,228)	**-**	22
Income tax (under) over provided in previous years	**1,853**	20,153	**(26)**	242
Income tax (expense) benefit on the profit (loss) from ordinary activities before individually significant income tax items	**(2,657)**	18,321	**(2,907)**	5,580
Adjustments to deferred tax balances on implementation of tax consolidation	**12,150**	-	**-**	-
Net deferred tax balances of tax consolidated group entities assumed on implementation of tax consolidation	**-**	-	**(43,165)**	-
Compensation received from tax consolidated group entities under tax funding agreements	**-**	-	**43,165**	-
Income tax (expense) benefit relating to profit (loss) from ordinary activities	**9,493**	18,321	**(2,907)**	5,580
Tax balances				
Current tax assets - income tax refunds	**10,385**	11,411	**8,952**	-
Deferred tax assets - future income tax benefit	**44,605**	44,624	**41,647**	6,133
Current tax liabilities - provision for current income tax	**8,420**	692	**-**	135
Deferred tax liabilities - provision for deferred income tax	**56,924**	75,197	**54,275**	-

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
12. FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange losses relating to future anticipated transactions	**9,277**	1,317	**-**	-
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**40,477**	30,963	**-**	-
	49,754	32,280	**-**	-
Non-current				
Deferred foreign exchange losses relating to future anticipated transactions	**12,429**	956	**-**	-
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**42,862**	73,822	**-**	-
	55,291	74,778	**-**	-
13. OTHER FINANCIAL ASSETS				
Shares in unlisted companies - at cost	**31,260**	-	**-**	-
Joint venture entities accounted for using the equity method (refer note 31)	**2,510**	-	**-**	-
	33,770	-	**-**	-

Shares in unlisted companies - current and non-current
Shares in unlisted companies represents a USD $21,538,000 (2003: USD $21,538,000) investment in North America Packaging Corporation, Inc Series A Cumulative Preferred Stock. This investment arose from the divestment of the North American packaging business in February 2001. The preferred stock was redeemed in July 2004 at the carrying value including accrued cumulative dividends.

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
14. NON-CURRENT RECEIVABLES				
Share plan loans - employees, specified directors and executives	**14,418**	17,880	**14,418**	17,880
Provision for net market value adjustment	**(6,822)**	(9,107)	**(6,822)**	(9,107)
	7,596	8,773	**7,596**	8,773
Loans and other debtors relating to divested businesses	**1,967**	13,871	**-**	-
Loans to other entities	**790**	1,632	**790**	1,627
Other debtors	**7,098**	491	**-**	-
Tax related amounts owing by wholly-owned entities	**-**	-	**15,880**	-
Other amounts owing by controlled entities	**-**	-	**1,254,800**	1,210,729
	17,451	24,767	**1,279,066**	1,221,129

Share plan loans - employees, specified directors and executives - current and non-current
Share plan loans includes loans to employees, specified directors and executives of the consolidated entity, which are unsecured and non-interest bearing. Refer to note 36 for details of the share plans and note 38 for details of loans to specified directors and executives.

Loans and other debtors relating to divested businesses - current and non-current
Includes interest and non-interest bearing loans for deferred consideration secured by charges over the assets of certain divested businesses. For material loans, terms of these loans range from less than 12 months to six years. Interest rates are fixed and the weighted average effective interest rate at 30 June 2004 was 8.0% (2003: 5.2%).

Loans to other entities - current and non-current
Includes secured fixed interest bearing loans to employees, specified directors and executives. The weighted average effective interest rate on interest bearing loans at 30 June 2004 was 5.0% (2003: 5.0%). Refer to note 38 for details of loans to specified directors and executives.

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
15. NON-CURRENT INVENTORIES				
Work in progress - at cost	**175,286**	216,403	**-**	-

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
6. INCOME TAX				
Income tax (expense) benefit				
Prima facie income tax (expense) benefit calculated on profit (loss) from ordinary activities at 30% (2003: 30%)	**(11,023)**	282,364	**(12,304)**	(44,327)
(Increase) decrease in tax expense due to:				
Imputation gross-up on dividends received	**-**	-	**(3,886)**	(21,276)
Franking credits on dividends received	**-**	-	**13,309**	70,919
Overseas tax rate differential	**(6,976)**	1,479	**-**	-
Non-assessable profits on divestment of businesses and other assets	**177**	1,977	**-**	-
Write-down of intangible assets	**-**	(264,891)	**-**	-
Write-down of property plant and equipment	**(6,655)**	(3,635)	**-**	-
Benefit of unbooked tax losses recouped (losses not tax effected)	**19,662**	(4,193)	**-**	-
Net decrement in net market value of grape vines	**(126)**	(2,770)	**-**	-
Amortisation of intangibles	**-**	(11,046)	**-**	-
Depreciation	**974**	1,111	**-**	-
Income tax (expense) benefit related to current and deferred tax transactions of entities in the tax consolidated group	**-**	-	**26,906**	-
Compensation payable to tax consolidated group entities under tax funding agreements	**-**	-	**(26,906)**	-
Other items	**(543)**	(2,228)	**-**	22
Income tax (under) over provided in previous years	**1,853**	20,153	**(26)**	242
Income tax (expense) benefit on the profit (loss) from ordinary activities before individually significant income tax items	**(2,657)**	18,321	**(2,907)**	5,580
Adjustments to deferred tax balances on implementation of tax consolidation	**12,150**	-	**-**	-
Net deferred tax balances of tax consolidated group entities assumed on implementation of tax consolidation	**-**	-	**(43,165)**	-
Compensation received from tax consolidated group entities under tax funding agreements	**-**	-	**43,165**	-
Income tax (expense) benefit relating to profit (loss) from ordinary activities	**9,493**	18,321	**(2,907)**	5,580
Tax balances				
Current tax assets - income tax refunds	**10,385**	11,411	**8,952**	-
Deferred tax assets - future income tax benefit	**44,605**	44,624	**41,647**	6,133
Current tax liabilities - provision for current income tax	**8,420**	692	**-**	135
Deferred tax liabilities - provision for deferred income tax	**56,924**	75,197	**54,275**	-

		Consolidated		Southcorp Limited	
		2004	2003	**2004**	2003
		$'000	$'000	**$'000**	$'000
6.	**INCOME TAX** (continued)				
	Benefit for income tax losses incurred				
	(a) Benefits recognised in the statements of financial position in respect of tax losses which have been tax effected	**2,015**	508	**2,015**	-
	(b) Benefits not recognised				
	Potential future income tax benefits in certain controlled entities arising from timing differences and tax losses not recognised as an asset in the statements of financial position:				
	Tax losses	**26,359**	60,676	**-**	-
	Timing differences	**15,245**	15,950	**-**	-
		41,604	76,626	**-**	-
	The potential benefits will only be obtained if: (i) the relevant entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the relevant entities continue to comply with the conditions for the deductibility imposed by the law; and (iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit from the deductions for the losses.				
	Tax consolidation Southcorp Limited and its wholly-owned Australian controlled entities have decided to implement tax consolidation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The accounting policy on implementation of the legislation is set out in note 1(g). The impact on the income tax benefit for the year is disclosed in the tax reconciliation above. The wholly-owned Australian entities have fully compensated Southcorp Limited for deferred tax liabilities assumed by Southcorp Limited on the date of the implementation of tax consolidation and have been fully compensated for deferred tax assets transferred to Southcorp Limited. The entities have also entered into tax funding agreements. Under the terms of the agreements, the wholly-owned entities reimburse Southcorp Limited for any current tax payable by Southcorp Limited arising in respect of their activities.				
7.	**DIVIDENDS**				
	Interim 2003 ordinary dividend of 10 cents per share, franked to 80% was paid on 1 July 2003	**-**	74,451	**-**	74,451
	Final 2002 ordinary dividend of 11 cents per share, franked to 100% was paid on 7 October 2002	**-**	81,418		81,418
		-	155,869	**-**	155,869
	Dividend franking account				
	Franking credits available for subsequent financial years based on a tax rate of 30% (2003: 30%)			**(8,962)**	(24,408)
	The franking deficit at 30 June 2004 represents the balance of the dividend franking account at the end of the financial year adjusted for franking debits that will arise from the refund of the current tax receivable recognised at 30 June 2004.				

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
8. EARNINGS PER SHARE (EPS)				
	Number of ordinary shares			
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**744,508,138**	743,200,930		
Add: weighted average potential ordinary shares	**91,695**	-		
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**744,599,833**	743,200,930		
	$'000	$'000		
Net profit (loss) attributable to members of Southcorp Limited used in calculating basic earnings per share and diluted earnings per share	**46,237**	(922,891)		

Details relating to options are set out in note 36.

With the exception of 1,600,000 (2003: Nil), all options granted, exercised and cancelled during the current and prior financial year are considered to be non dilutive and therefore not included in the calculation of the diluted EPS as the average market price of ordinary shares used in the calculation of diluted EPS was less than the exercise prices of these options.

Since the end of the financial year, no ordinary shares (2003: Nil) have been issued due to the exercise of options granted under the various plans.

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
9. CASH ASSETS				
Cash at bank and on hand	**10,201**	30,046	**4,852**	473
Short term deposits	**19,844**	10,235	**-**	-
	30,045	40,281	**4,852**	473

Short term deposits

The weighted average effective interest rate on the short term deposits at 30 June 2004 was 3.6% (2003: 4.7%).

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
10. CURRENT RECEIVABLES				
Trade debtors	**309,149**	279,579	**-**	-
Provision for doubtful debts	**(1,217)**	(164)	**-**	-
	307,932	279,415	**-**	-
Share plan loans - employees, specified directors and executives (refer note 14)	**1,502**	17,520	**1,502**	17,520
Provision for net market value adjustment	**(650)**	(7,784)	**(650)**	(7,784)
	852	9,736	**852**	9,736
Loans and other debtors relating to divested businesses (refer note 14)	**6,775**	53,901	**277**	299
Other debtors	**22,029**	25,232	**-**	396
Loans to other entities (refer note 14)	**-**	192	**-**	192
Amounts owing by joint venture entities	**76**	4,962	**-**	-
Other amounts owing by controlled entities	**-**	-	**1,048,528**	1,052,103
	337,664	373,438	**1,049,657**	1,062,726
11. CURRENT INVENTORIES				
Raw materials and stores				
- at cost	**16,865**	24,762	**-**	-
Work in progress				
- at cost	**459,059**	429,827	**-**	-
- at net realisable value	**17,432**	20,563	**-**	-
Finished goods				
- at cost	**133,597**	168,909	**-**	-
- at net realisable value	**19,726**	340	**-**	-
	646,679	644,401	**-**	-

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
12. FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange losses relating to future anticipated transactions	**9,277**	1,317	**-**	-
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**40,477**	30,963	**-**	-
	49,754	32,280	**-**	-
Non-current				
Deferred foreign exchange losses relating to future anticipated transactions	**12,429**	956	**-**	-
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**42,862**	73,822	**-**	-
	55,291	74,778	**-**	-
13. OTHER FINANCIAL ASSETS				
Shares in unlisted companies - at cost	**31,260**	-	**-**	-
Joint venture entities accounted for using the equity method (refer note 31)	**2,510**	-	**-**	-
	33,770	-	**-**	-

Shares in unlisted companies - current and non-current

Shares in unlisted companies represents a USD $21,538,000 (2003: USD $21,538,000) investment in North America Packaging Corporation, Inc Series A Cumulative Preferred Stock. This investment arose from the divestment of the North American packaging business in February 2001. The preferred stock was redeemed in July 2004 at the carrying value including accrued cumulative dividends.

	Consolidated 2004 $'000	Consolidated 2003 $'000	Southcorp Limited 2004 $'000	Southcorp Limited 2003 $'000
14. NON-CURRENT RECEIVABLES				
Share plan loans - employees, specified directors and executives	**14,418**	17,880	**14,418**	17,880
Provision for net market value adjustment	**(6,822)**	(9,107)	**(6,822)**	(9,107)
	7,596	8,773	**7,596**	8,773
Loans and other debtors relating to divested businesses	**1,967**	13,871	**-**	-
Loans to other entities	**790**	1,632	**790**	1,627
Other debtors	**7,098**	491	**-**	-
Tax related amounts owing by wholly-owned entities	**-**	-	**15,880**	-
Other amounts owing by controlled entities	**-**	-	**1,254,800**	1,210,729
	17,451	24,767	**1,279,066**	1,221,129

Share plan loans - employees, specified directors and executives - current and non-current

Share plan loans includes loans to employees, specified directors and executives of the consolidated entity, which are unsecured and non-interest bearing. Refer to note 36 for details of the share plans and note 38 for details of loans to specified directors and executives.

Loans and other debtors relating to divested businesses - current and non-current

Includes interest and non-interest bearing loans for deferred consideration secured by charges over the assets of certain divested businesses. For material loans, terms of these loans range from less than 12 months to six years. Interest rates are fixed and the weighted average effective interest rate at 30 June 2004 was 8.0% (2003: 5.2%).

Loans to other entities - current and non-current

Includes secured fixed interest bearing loans to employees, specified directors and executives. The weighted average effective interest rate on interest bearing loans at 30 June 2004 was 5.0% (2003: 5.0%). Refer to note 38 for details of loans to specified directors and executives.

	Consolidated 2004 $'000	Consolidated 2003 $'000	Southcorp Limited 2004 $'000	Southcorp Limited 2003 $'000
15. NON-CURRENT INVENTORIES				
Work in progress - at cost	**175,286**	216,403	**-**	-

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
16. OTHER FINANCIAL ASSETS				
Shares in unlisted companies - at cost (refer note 13)	**-**	32,255	**-**	-
Joint venture entities accounted for using the equity method (refer note 31)	**-**	3,008	**-**	-
Shares in listed companies - at cost (market value $81,000)	**-**	80	**-**	-
Shares in controlled entities - at cost	**-**	-	**198,058**	198,261
	-	35,343	**198,058**	198,261
17. PROPERTY, PLANT AND EQUIPMENT				
Land and buildings				
At cost	**246,010**	245,736	**-**	-
Accumulated depreciation	**(58,983)**	(33,473)	**-**	-
	187,027	212,263	**-**	-
Plant and equipment				
At cost	**685,444**	688,926	**-**	-
Accumulated depreciation	**(358,930)**	(290,946)	**-**	-
	326,514	397,980	**-**	-
Total property, plant and equipment	**513,541**	610,243	**-**	-
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Land and buildings				
Carrying amount at beginning of year	**212,263**	239,676	**-**	250
Additions	**1,660**	13,666	**-**	-
Disposals	**(990)**	(229)	**-**	-
Disposals - divested businesses	**-**	(29,923)	**-**	(250)
Depreciation	**(2,409)**	(2,519)	**-**	-
Depreciation - divested businesses	**-**	(315)	**-**	-
Transfers and reclassifications	**59**	(54)	**-**	-
Write-downs	**(23,637)**	(6,731)	**-**	-
Net foreign currency differences on translation of self-sustaining operations	**81**	(1,308)	**-**	-
Carrying amount at end of year	**187,027**	212,263	**-**	-
Land and buildings - current value	**277,512**	260,679	**-**	-

Land and buildings are measured on the cost basis. The current value stated is based on an internal valuation at 30 June 2004 on the basis of market value for existing use.

	Consolidated		Southcorp Limited	
Plant and equipment				
Carrying amount at beginning of year	**397,980**	408,829	**-**	434
Additions	**20,118**	53,114	**-**	57
Disposals	**(1,479)**	(3,934)	**-**	-
Disposals - divested businesses	**-**	(8,119)	**-**	(114)
Depreciation	**(44,006)**	(47,678)	**-**	-
Depreciation - divested businesses	**-**	(8)		(5)
Transfers and reclassifications	**(4,265)**	111	**-**	(372)
Write-downs	**(41,480)**	(2,934)	**-**	-
Net foreign currency differences on translation of self-sustaining operations	**(354)**	(1,401)	**-**	-
Carrying amount at end of year	**326,514**	397,980	**-**	-

Plant and equipment subject to finance lease

Plant and equipment includes $33,000 (2003: $572,000) of assets which are held under unsecured finance lease arrangements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
18. GRAPE VINES				
Grape vines - at net market value	**174,298**	170,474	**-**	-
The consolidated entity has 7,969 hectares (2003: 8,039) of owned land under vine and 351 hectares (2003: 351) of leased land under vine, located in Australia, France and the USA.				
19. INTANGIBLE ASSETS				
Brand names - at cost	**605,997**	605,997	**-**	-
Provision for diminution in value	**(240,000)**	(240,000)	**-**	-
	365,997	365,997	**-**	-
20. CURRENT PAYABLES				
Trade creditors	**247,020**	225,995	**-**	-
Other creditors	**31,191**	28,269	**652**	2,205
Amount owing to joint venture entities	**739**	976	**-**	-
Tax related amounts owing to wholly-owned entities	**-**	-	**8,853**	-
Other amounts owing to controlled entities	**-**	-	**712,557**	644,142
	278,950	255,240	**722,062**	646,347
21. CURRENT INTEREST-BEARING LIABILITIES				
Bank overdraft - unsecured	**-**	6,253	**-**	-
Bank loans (refer note 42)	**44,068**	280,000	**-**	-
Lease liabilities (refer note 34)	**38**	311	**-**	-
	44,106	286,564	**-**	-
22. CURRENT PROVISIONS				
Employee benefits	**46,081**	33,224	**-**	-
Dividends	**-**	74,451	**-**	74,451
Divested businesses	**12,544**	15,549	**-**	-
Onerous contracts	**3,342**	7,130	**-**	-
Other	**11,653**	4,470	**-**	-
	73,620	134,824	**-**	74,451
23. FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange gains relating to future anticipated transactions	**40,477**	30,963	**-**	-
Amounts payable under foreign currency hedges relating to future anticipated transactions	**9,277**	1,317	**-**	-
	49,754	32,280	**-**	-
Non-current				
Deferred foreign exchange gains relating to future anticipated transactions	**42,862**	73,822	**-**	-
Amounts payable under foreign currency hedges relating to future anticipated transactions	**12,429**	956	**-**	-
	55,291	74,778	**-**	-
24. NON-CURRENT PAYABLES				
Other creditors	**-**	3,527	**-**	-
25. NON-CURRENT INTEREST-BEARING LIABILITIES				
Medium term notes (refer note 42)	**450,000**	450,000	**-**	-
Bank loans (refer note 42)	**133,222**	70,000	**-**	-
Other loans - unsecured	**1,164**	1,190	**-**	-
Lease liabilities (refer note 34)	**-**	53	**-**	-
	584,386	521,243	**-**	-

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
26. NON-CURRENT PROVISIONS				
Employee benefits	**12,934**	17,390	**-**	-
Divested businesses	**6,048**	6,152	**-**	-
Onerous contracts	**4,842**	10,752	**-**	-
Other	**100**	482	**-**	-
	23,924	34,776	**-**	-
Reconciliations - current and non-current				
Reconciliations of the carrying amounts for each class of provision, except for employee benefits, are set out below:				
Dividends				
Carrying amount at beginning of year	**74,451**	162,716	**74,451**	162,716
Adjustment on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	(81,361)	**-**	(81,361)
Provisions made during the year:				
Final dividend 2002	**-**	81,418	**-**	81,418
Interim dividend 2003	**-**	74,451	**-**	74,451
Payments made during the year	**(74,451)**	(162,773)	**(74,451)**	(162,773)
Carrying amount at end of year	**-**	74,451	**-**	74,451
Divested businesses				
Carrying amount at beginning of year	**21,701**	26,439	**-**	-
Provisions made during the year	**4,027**	10,641	**-**	-
Payments made during the year	**(5,179)**	(10,436)	**-**	-
Reversal of unused provisions	**(4,501)**	(2,220)	**-**	-
Transfers and reclassifications	**3,000**	(1,058)	**-**	-
Net foreign currency differences on translation of self-sustaining operations	**(456)**	(1,665)	**-**	-
Carrying amount at end of year	**18,592**	21,701	**-**	-
Onerous contracts				
Carrying amount at beginning of year	**17,882**	-	**-**	-
Amount recognised on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	37,277	**-**	-
Payments made during the year	**(1,023)**	(10,123)	**-**	-
Reversal of unused provisions	**(8,675)**	(8,546)	**-**	-
Net foreign currency differences on translation of self-sustaining operations	**-**	(726)	**-**	-
Carrying amount at end of year	**8,184**	17,882	**-**	-
Other				
Carrying amount at beginning of year	**4,952**	13,942	**-**	-
Provisions made during the year	**10,016**	965	**-**	-
Payments made during the year	**(2,836)**	(9,825)	**-**	-
Reversal of unused provisions	**(382)**	(130)	**-**	-
Net foreign currency differences on translation of self-sustaining operations	**3**	-	**-**	-
Carrying amount at end of year	**11,753**	4,952	**-**	-

			Consolidated		Southcorp Limited	
			2004	2003	**2004**	2003
			$'000	$'000	**$'000**	$'000
27. CONTRIBUTED EQUITY						
Share capital						
744,508,138 (2003: 744,508,138) ordinary shares fully paid			**1,514,282**	1,514,282	**1,514,282**	1,514,282
			Issue date	**Number of shares**	**Issue price**	**$'000**
Movements in issued ordinary shares:						
Balance 1 July 2002				739,587,688		1,489,947
Exercise of options	(a)		10 Jul 02 - 9 Oct 02	970,000	$5.38	5,219
Exercise of options	(a)		30 Jul 02 - 8 Oct 02	125,000	$5.17	646
Issue of shares	(d)		16 Sep 02	710,000	$5.42	3,848
Exercise of options	(b)(c)		30 Sep 02 - 1 Nov 02	2,865,450	$4.65	13,324
Exercise of options	(a)		1 Oct 02	250,000	$5.19	1,298
Balance 30 June 2003 and 30 June 2004				**744,508,138**		**1,514,282**

(a) Exercise of options granted under the Southcorp Executive Share and Option Plan.
(b) Exercise of options granted under the Southcorp International Employee Equity Plan.
(c) Exercise of options granted under the Southcorp Employee Share Plan.
(d) Issue of shares under the Southcorp Executive Share and Option Plan.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings
In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of

	Consolidated 2004 $'000	Consolidated 2003 $'000	Southcorp Limited 2004 $'000	Southcorp Limited 2003 $'000
28. RESERVES				
Asset revaluation	-	-	-	-
Foreign currency translation	**7,684**	2,901	-	-
Total reserves	**7,684**	2,901	-	-
Movements in reserves:				
Asset revaluation				
Balance at beginning of year	-	99,013	-	18,615
Transfer to retained profits (accumulated losses)	-	(99,013)	-	(18,615)
Balance at end of year	-	-	-	-
Foreign currency translation				
Balance at beginning of year	**2,901**	3,762	-	-
Net exchange differences on translation of financial statements of self-sustaining foreign operations	**4,783**	(17,026)	-	-
Net effect on initial adoption of revised AASB 1012 '"Foreign Currency Translation"	-	16,165	-	-
Balance at end of year	**7,684**	2,901	-	-

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the net investment in foreign operations and the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations.

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
29. RETAINED PROFITS (ACCUMULATED LOSSES)				
Retained profits (accumulated losses) at beginning of year	**(279,629)**	664,989	**253,507**	156,063
Decrease on initial adoption of:				
- Revised AASB 1012 "Foreign Currency Translation"	**-**	(16,165)	**-**	-
- Revised AASB 1028 "Employee Benefits"	**-**	(1,019)	**-**	-
- AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" - onerous contracts	**-**	(29,048)	**-**	-
Total excluding transactions with owners as owners	**-**	(46,232)	**-**	-
Increase on initial odoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" - dividends	**-**	81,361	**-**	81,361
Transfer from asset revaluation reserve	**-**	99,013	**-**	18,615
Net profit (loss) attributable to members of Southcorp Ltd	**46,237**	(922,891)	**38,106**	153,337
Total available for appropriation	**(233,392)**	(123,760)	**291,613**	409,376
Dividends recognised during the year	**-**	(155,869)	**-**	(155,869)
Retained profits (accumulated losses) at end of year	**(233,392)**	(279,629)	**291,613**	253,507
30. OUTSIDE EQUITY INTERESTS				
At end of year the following represents the outside equity interests in controlled entities:				
Issued capital	**24**	24	**-**	-
Retained profits (accumulated losses)	**(1)**	(1)	**-**	-
	23	23	**-**	-

	Consolidated 2004 $'000	Consolidated 2003 $'000
31. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		
Results of joint venture entities		
Share of loss from ordinary activities before income tax expense	**(464)**	(493)
Share of income tax expense relating to ordinary activities	**-**	-
Share of equity accounted net loss	**(464)**	(493)
Share of post-acquisition accumulated losses and reserves attributable to joint venture entities		
Accumulated losses		
Share of accumulated losses at beginning of year	**(702)**	(989)
Share of net loss equity accounted	**(464)**	(493)
Joint venture entity now consolidated	**-**	780
Share of accumulated losses at end of year	**(1,166)**	(702)
Foreign currency translation reserve		
Share of foreign currency translation reserves at beginning of year	**(518)**	(227)
Share of decrement in foreign currency translation reserves	**(34)**	(323)
Joint venture entities now consolidated	**-**	32
Share of foreign currency translation reserve at end of year	**(552)**	(518)
Movements in carrying amount of investments in joint venture entities		
Carrying amount of investments at beginning of year	**3,008**	1,576
Share of joint venture entities net loss	**(464)**	(493)
Additional investment in joint venture entities	**-**	2,248
Share of decrement in reserves	**(34)**	(323)
Carrying amount of investments at end of year	**2,510**	3,008
Share of joint venture entities contingent liabilities, lease and capital commitments		
There are no material contingent liabilities, lease or capital commitments at 30 June 2004 (2003: $Nil).		

32. DETAILS OF INVESTMENTS IN JOINT VENTURE ENTITIES

Name	Principal activities	Ownership interest 2004 %	Ownership interest 2003 %	Consolidated investment carrying amount 2004 $'000	Consolidated investment carrying amount 2003 $'000
RMRE LLC	Production and sale of wine	50	50	**685**	1,207
RMRE Australian Partnership	Production and sale of wine	50	50	**1,825**	1,801
				2,510	3,008

Subsequent to the reporting date, the joint venture partners agreed to terminate the joint ventures. Under the termination arrangements Southcorp will acquire 100% of the Talomas brand and Robert Mondavi will acquire 100% of the Kirralaa brand.

33. SEGMENT REPORTING

Primary reporting Geographic segments	Australasia	UK /Europe	Americas	Unallocated & inter-segment eliminations	Total
2004 ($'000)					
Revenue					
Sales to external customers	425,066	267,874	369,253	-	1,062,193
Inter-segment sales	429,760	-	-	(429,760)	-
Other revenue	89,048	2,314	2,459	-	93,821
Segment revenue	943,874	270,188	371,712	(429,760)	1,156,014
Unallocated				2,623	2,623
Total revenue	943,874	270,188	371,712	(427,137)	1,158,637
Result					
EBIT pre significant items	60,515	33,023	82,785	-	176,323
Significant items	(89,637)	(1,394)	(6,054)	-	(97,085)
Earnings before interest and tax	(29,122)	31,629	76,731	-	79,238
Net interest and other borrowing costs				(42,494)	(42,494)
Profit (loss) from ordinary activities before income tax	(29,122)	31,629	76,731	(42,494)	36,744
Income tax benefit				9,493	9,493
Profit (loss) from ordinary activities after income tax	(29,122)	31,629	76,731	(33,001)	46,237
Assets					
Segment assets	1,655,545	141,583	164,497	365,997	2,327,622
Unallocated assets				136,350	136,350
Consolidated total assets	1,655,545	141,583	164,497	502,347	2,463,972
Liabilities					
Segment liabilities	(344,141)	(49,835)	(58,097)	-	(452,073)
Unallocated liabilities				(723,302)	(723,302)
Consolidated total liabilities	(344,141)	(49,835)	(58,097)	(723,302)	(1,175,375)
Other disclosures					
Acquisition of segment non-current assets	25,426	117	443	-	25,986
Depreciation and amortisation of segment assets	(45,560)	(260)	(595)	-	(46,415)
Other non-cash expenses	(101,199)	(4,802)	(1,234)	-	(107,235)
Share of net profit (loss) from joint venture entities	24	-	(488)	-	(464)
Investments in joint venture entities	1,825	-	685	-	2,510

33. SEGMENT REPORTING (continued)

Primary reporting Geographic segments	Australasia	UK /Europe	Americas	Unallocated & inter-segment eliminations	Total
2003 ($'000)					
Revenue					
Sales to external customers	412,789	280,298	411,765	-	1,104,852
Inter-segment sales	530,129	-	-	(530,129)	-
Other revenue	64,926	2,978	893	-	68,797
Segment revenue	1,007,844	283,276	412,658	(530,129)	1,173,649
Divested businesses				55,809	55,809
Unallocated				6,327	6,327
Total revenue	1,007,844	283,276	412,658	(467,993)	1,235,785
Result					
EBITA pre significant items	27,192	(7,382)	98,079	-	117,889
Amortisation of goodwill				(36,805)	(36,805)
EBIT pre significant items	27,192	(7,382)	98,079	(36,805)	81,084
Significant items	(7,693)	(17,767)	(47,280)	(905,093)	(977,833)
Earnings before interest and tax	19,499	(25,149)	50,799	(941,898)	(896,749)
Net interest and other borrowing costs				(44,463)	(44,463)
Profit (loss) from ordinary activities before income tax	19,499	(25,149)	50,799	(986,361)	(941,212)
Income tax benefit				18,321	18,321
Profit (loss) from ordinary activities after income tax	19,499	(25,149)	50,799	(968,040)	(922,891)
Assets					
Segment assets	1,805,184	144,002	177,325	365,997	2,492,508
Unallocated assets				164,190	164,190
Consolidated total assets	1,805,184	144,002	177,325	530,187	2,656,698
Liabilities					
Segment liabilities	(385,041)	(55,395)	(63,408)	-	(503,844)
Unallocated liabilities				(915,277)	(915,277)
Consolidated total liabilities	(385,041)	(55,395)	(63,408)	(915,277)	(1,419,121)
Other disclosures					
Acquisition of segment non-current assets	71,789	1,935	111	-	73,835
Depreciation and amortisation of segment assets	(48,346)	(1,146)	(705)	(36,805)	(87,002)
Other non-cash expenses	(42,919)	(10,596)	(19,998)	-	(73,513)
Share of net profit (loss) from joint venture entities	101	-	(594)	-	(493)
Investments in joint venture entities	1,801	-	1,207	-	3,008

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in note 1. The consolidated entity operates in the wine industry and the primary segment is geographic. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally. Goodwill amortisation for the previous year of $36,805,000 has not been allocated across the segments.

Previous year unallocated significant items comprise of write-down and forgiveness of employee share plan loans, net loss on previously divested businesses and write-down in value of intangibles.

Segment assets and liabilities are based on their geographic location. Segment revenue includes sales and other revenue and is based on the geographical location of customers, except for inter-segment sales which is based on location of manufacture:

- Australasia - Viticulture, production and sale of wine.
- UK/Europe - Customers for wine mainly exported from Australia with some viticulture and production of wine in France.
- Americas - Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
34. LEASE COMMITMENTS				
Operating leases				
Expenditure contracted but not provided for:				
Within one year	**13,677**	14,474	-	-
One year or later and no later than five years	**22,724**	23,984	-	-
Later than five years	**9,233**	9,115	-	-
	45,634	47,573	-	-
The consolidated entity leases property, plant and equipment under operating leases. These lease arrangements include normal commercial terms and conditions, including renewal rights, purchase options and escalation clauses where appropriate. No material restrictions, or contingent rental payments are imposed by these arrangements.				
Finance leases				
Expenditure contracted but not provided for:				
Within one year	**40**	330	-	-
One year or later and no later than five years	**-**	54	-	-
	40	384	-	-
Less: Future lease finance charges	**(2)**	(20)	-	-
	38	364	-	-
Lease liabilities provided for in the financial statements:				
Current (refer note 21)	**38**	311	-	-
Non-current (refer note 25)	**-**	53	-	-
	38	364	-	-
The consolidated entity leases property, plant and equipment under finance leases. These lease arrangements include normal commercial terms and conditions, purchase options/obligation and market interest rates. No material restrictions are imposed by these arrangements.				
35. CAPITAL AND OTHER EXPENDITURE COMMITMENTS				
Capital expenditure				
Expenditure contracted but not provided for:				
Within one year	**1,381**	2,400	-	-
Other expenditure including service contracts				
Expenditure contracted but not provided for:				
Within one year	**3,039**	3,126	-	-
One year or later and no later than five years	**2,212**	5,251	-	-
	5,251	8,377	-	-
36. EMPLOYEE BENEFITS				
Aggregate liability for employee entitlements, including on-costs				
Current (refer note 22)	**46,081**	33,224	-	-
Non-current (refer note 26)	**12,934**	17,390	-	-
	59,015	50,614	-	-
Number of employees				
Full time equivalents at end of year:				
Permanent	**2,235**	2,284	-	-
Casual	**262**	216	-	-
	2,497	2,500	-	-

36. EMPLOYEE BENEFITS (continued)

Superannuation funds

The consolidated entity contributes to a number of superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or accumulation basis for employees on retirement, resignation or disablement, or to their dependants or nominated beneficiaries on death.

Contributions by the consolidated entity are as set out in the relevant trust deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant trust deeds. Member contributions are at varying rates, depending on the underlying requirements of the trust deed or award.

The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Vested benefits are benefits that members are entitled to receive had they terminated their fund membership as at the reporting date. The liability for accrued benefits represents the fund's present obligation to pay benefits to members and is calculated by an actuary on the basis of the present value of expected future payments arising from membership of the fund.

Contributions by the consolidated entity generally vary according to the assets of the fund and actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. Independent actuarial assessments of the funds are carried out at regular intervals not exceeding three years.

The net market value of fund assets, accrued benefits and vested benefits of the only material fund and the aggregate of all defined benefit funds are:

	Consolidated	
	2004	2003
	$'000	$'000
Plum Superannuation Fund for Southcorp Employees (a)		
Net market value of fund assets	**95,021**	86,634
Accrued benefits	**(93,571)**	(86,028)
Excess of fund assets over accrued benefits	**1,450**	606
Vested benefits	**93,571**	86,028
Aggregate totals for all funds (a)		
Net market value of fund assets	**98,825**	90,264
Accrued benefits	**(99,260)**	(93,101)
Excess (deficiency) of fund assets over accrued benefits (b)	**(435)**	(2,837)
Vested benefits	**97,345**	89,833
Employer contributions paid to the funds	**12,291**	14,106
Employer contributions payable to the funds (b)	**3,179**	3,602

(a) The 2004 amounts are calculated as at 30 June 2004 based on reports obtained from the fund managers. The comparative amounts are as at 30 June 2003 on the same basis.

(b) Employer contributions to fund this deficiency have been provided for in the Statements of Financial Position.

36. EMPLOYEE BENEFITS (continued)

Executive share and option plan

The Southcorp Executive Share and Option Plan was approved by shareholders at the Company's annual general meeting on 24 November 1995 to offer ordinary shares and options over unissued ordinary shares.

At times determined by the directors, the Company may offer shares or options to selected executives at the weighted average market price on the date of issue. The shares or options shall have such conditions attached as determined by the directors, including share price or financial performance hurdles and continuity of employment with the consolidated entity. If the conditions are not met, the shares will be forfeited or the options will lapse with no benefit to the executive.

Interest free loans are provided to purchase the shares which are held by the Trustee on behalf of participating executives for a period of at least three years (unless employment ceases) and until specific conditions have been satisfied. Participating executives are not permitted to deal in the shares unless the restriction period has expired and all of the conditions have been met. Loans are repayable from dividend income earned by the shares acquired under the plan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating executive may direct the Trustee how the voting rights attached to the shares allocated to the executive are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration to the participating executives for a period of not less than two years. Options will lapse if the specific conditions are not met, on or shortly after the cessation of employment of the option holder or on the expiry date of the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the underlying shares when the options have been exercised and the shares issued.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out below.

Employee share plans

The Southcorp Employee Share Plan was approved by shareholders at the Company's annual general meeting on 24 November 1995. Eligible Australian and New Zealand based employees have entitlements under this Plan. Eligible employees based in other countries have entitlements under the Southcorp International Employee Equity Plan which was approved by shareholders at the Company's annual general meeting on 21 November 1997.

Participation under these plans is available to all permanent full-time and part-time employees of the consolidated entity who have a minimum of six months service. Participation is also subject to applicable securities and taxation laws in the countries in which the employee resides.

The following offers may be made to employees:

(a) An offer of fully paid shares, to be held by a trustee on behalf of employees for a minimum of not less than three years.

(b) An offer of options to be granted directly to the employee, which may be exercised after a minimum period to acquire fully paid shares in the Company

(c) An offer of options to be granted to a trustee and held on behalf of employees. After a minimum period, the employee may request the trustee to exercise the options, sell the shares and remit any surplus on sale to the employee.

Offers under these plans may be made once in each calendar year, unless otherwise determined by the directors. The maximum number of shares or options offered to any employee in each offer is 1,000.

Shares are issued at a price not less than 85% of the prevailing market price at the time of issue and an interest free loan may be offered to purchase the shares. Dividends are applied to repay the loan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating employee may direct the Trustee how the voting rights attached to the shares allocated to the employee are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration but at an exercise price not less than 85% of the prevailing market price at the time of granting the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the underlying shares when the options have been exercised.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out below.

36. EMPLOYEE BENEFITS (continued)

Summary of options over unissued ordinary shares

Grant date	Note	Exercise price	Exercise date on or after	Expiry date	On issue 30 June 2003	Options granted	Options exercised	Date exercised	Fair value per share issued (e)	Options lapsed	Number of options at 30 June 2004 On issue	Vested
Southcorp Executive Share and Option Plan												
30 Oct 98		$5.17	1 Jan 02	30 Sep 03	55,000	-	-	-	-	55,000	-	-
28 Jan 99		$5.19	1 Jan 02	30 Sep 03	25,000	-	-	-	-	25,000	-	-
12 Nov 99	(a)	$5.38	1 Jan 03	30 Sep 09	295,000	-	-	-	-	30,000	265,000	265,000
21 Jun 00	(a)	$4.59	1 Jul 03	30 Sep 09	75,000	-	-	-	-	-	75,000	75,000
2 Apr 01	(b)	$6.50	1 Jul 04	31 Dec 10	75,000	-	-	-	-	-	75,000	-
10 Oct 01	(d)	$7.19	1 Jan 05	30 Jun 11	685,000	-	-	-	-	30,000	655,000	-
16 Sep 02	(d)	$5.42	30 Sep 05	30 Jun 12	610,000	-	-	-	-	-	610,000	-
30 Oct 03	(d)	$2.83	30 Oct 03	30 Oct 08	-	1,000,000	-	-	-	-	1,000,000	-
30 Oct 03	(d)	$2.85	30 Oct 03	30 Oct 08	-	600,000	-	-	-	-	600,000	-
					1,820,000	1,600,000	-			140,000	3,280,000	340,000
Southcorp Employee Share Plan												
1 Nov 99		$4.65	1 Nov 02	9 Sep 03	343,100	-	-	-	-	343,100	-	-
Southcorp Managing Director Share Option Deed												
29 Oct 99	(c)	$5.47	29 Oct 02	28 Oct 04	333,334	-	-	-	-	-	333,334	333,334
2 Nov 01		$6.83	02 Nov 04	2 Feb 04	2,000,000	-	-	-	-	2,000,000	-	-
15 Oct 03	(d)	$3.36	15 Oct 03	15 Oct 08	-	2,000,000	-	-	-	-	2,000,000	-
					2,333,334	2,000,000	-			2,000,000	2,333,334	333,334
Southcorp Executive Director Share Option Deed												
15 Oct 03	(d)	$3.20	15 Oct 03	15 Oct 08	-	250,000	-	-	-	-	250,000	-

Notes to options over unissued ordinary shares

(a) Exercising is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and these targets have been achieved.

(b) Exercising is conditional on the Company's earnings per share being equal to or greater than prescribed amounts, which to date have not been achieved.

(c) Exercising is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts and these targets have been achieved. These options are held by G J Kraehe.

(d) Exercising is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(e) Fair value of shares issued during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the issue dates. For multiple issue dates, the weighted average market price of each issue date has been used.

36. EMPLOYEE BENEFITS (continued)

Summary of movements in the share plans

Issue date	Note	Issue price $	Number of shares at 30 June 2003	Shares issued during the year	Fair value per share of shares issued (e)	Shares forfeited	Shares distributed during the year	Dates distributed	Fair value per share distributed (d)	Closing balance at 30 June 2004 Number	Fair value per share
Southcorp Executive Share and Option Plan											
19 Dec 95	(a)	$3.04	119,000	-	-	-	-	-	-	119,000	$3.14
10 Oct 01	(b)	$7.19	2,000,000	-	-	400,000	-	-	-	1,600,000	$3.14
16 Sep 02	(b)	$5.42	665,000	-	-	180,000	-	-	-	485,000	$3.14
			2,784,000	-		580,000	-			2,204,000	
Southcorp Employee Share Plan											
31 May 96	(c)	$2.68	348,650	-	-	-	43,400	10 Jul 03 - 30 Jun 04	$3.07	305,250	$3.14
26 May 97	(c)	$3.83	456,100	-	-	-	53,400	10 Jul 03 - 30 Jun 04	$3.06	402,700	$3.14
			804,750	-		-	96,800			707,950	

Notes to summary of movements in the share plans

(a) Vesting of shares is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and these targets have been achieved.

(b) Vesting of shares is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(c) The three year holding period from the date of issue elapsed in a prior period.

(d) Fair value of shares issued or distributed during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the dates. For multiple distribution dates, the weighted average market price of each distribution date has been used.

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
37. AUDITORS' REMUNERATION				
Audit				
Auditors of Southcorp Limited - KPMG				
- Audit and review of the financial reports	**871**	1,511	**10**	20
- Other regulatory audit services	**4**	28	**-**	-
	875	1,539	**10**	20
Assurance and other services				
Auditors of Southcorp Limited - KPMG				
- Taxation compliance services	**127**	155	**-**	-
- Taxation advisory services	**143**	183	**-**	-
- Other assurance services	**51**	507	**-**	-
- Other	**31**	61	**-**	-
	352	906	**-**	-
Total auditors' remuneration	**1,227**	2,445	**10**	20

38. DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were directors of Southcorp Limited ("specified directors") during the financial year:

Non-executive directors

T B Finn, Chairman
R I Oatley, Deputy Chairman
D R Argus (Resigned 27 August 2003)
S Gerlach
H A Lynch
J W Murphy (Appointed 14 October 2003)
A G Oatley
E J J Pope (Appointed 14 October 2003)
R F E Warburton (Retired 14 October 2003)

Executive directors

J C Ballard, Managing Director and Chief Executive Officer
T P Burnet, President, Southcorp Wines The Americas (Resigned 23 July 2004)

Executives

Together with the executive directors, the following persons were the executives with the greatest authority for management of the consolidated entity ("specified executives") during the financial year:

Name	Position	Employer
A J Burck (Appointed 1 September 2003)	EGM Chief Marketing Officer	Southcorp Wines Pty Ltd
M J East	Managing Director Australasia	Southcorp Wines Pty Ltd
M M Hudson	Chief General Counsel and Company Secretary	Southcorp Limited
S J McClintock	Chief Financial Officer	Southcorp Limited
J P Wilkinson	President, United Kingdom / Europe	Southcorp Wines Europe Ltd

Remuneration principles

The Company adopts and complies with remuneration policies that attract, retain and motivate high calibre directors and executives to pursue the long term growth and success of the Company.

The maximum fees payable by the Company to directors in total is $1,100,000 per annum. The amount may not be increased without shareholder approval. Executive directors do not receive fees.

The Company has implemented a revised remuneration framework for executives which has three components comprising fixed remuneration, short and long term incentives. Executive remuneration and other terms of employment are reviewed by the Remuneration Committee annually.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Remuneration principles (continued)

Fixed remuneration

Fixed remuneration is the base pay reward that an executive receives and usually consists of salary, superannuation or pension. It may also include motor vehicle and other benefits (for example wine allowance, medical insurance). An executive's fixed remuneration is determined with reference to the scope and nature of the role and the individual's performance and experience. Data for comparable roles is used to ensure that fixed remuneration reflects market practice and regional conditions.

Short term incentive

The short term incentive requires executives to achieve specific financial and individual targets and objectives. These targets and objectives are set at group, divisional and regional levels as appropriate. The mix of individual and financial objectives applying to an individual will vary depending on the region and function. Targets are set by the Remuneration Committee and reflect strategic business plans and operating targets. The targets are set using data for comparable roles, to ensure that the levels of expected incentive and performance reflect market practice and regional conditions. The primary measure of financial performance is EBITA.

For the current financial year the short term incentive targets for the executive directors and specified executives were met in full with the exception of Mr T P Burnet where the targets were only partially achieved. The amounts of the incentives are as detailed in the table below for each specified director and executive.

Long term incentives

The Company's Executive Share and Option plan was approved by shareholders at the 1995 Annual General Meeting. Since then a number of shares have been issued and options granted which have been made in accordance with the rules of that plan. All issues under the plan have had share price and other financial performance thresholds that must be achieved before the award vests. The thresholds vary depending upon the date of issue and the share price at that time. Options granted to specified executives in the current year are detailed below.

The Company intends to revise the long-term incentive strategy to further align growth in shareholder value with executive reward.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Details of remuneration

Details of remuneration of each specified director and executive are set out in the following tables:

	Primary			Post-employment		Equity	
2004	**Cash salary and fees $**	**Short term incentive $**	**Non-monetary benefits $**	**Super-annuation $**	**Retirement benefits $**	**Value of options and shares $**	**Total $**
Specified directors							
Non-executive directors							
T B Finn	250,000	-	6,407	25,625	-	-	282,032
R I Oatley	125,000	-	6,407	-	-	-	131,407
D R Argus	15,555	-	6,407	2,178	185,624	-	209,764
S Gerlach	98,000	-	6,407	11,188	-	-	115,595
H A Lynch	112,663	-	6,407	11,490	-	-	130,560
J W Murphy	72,194	-	4,447	6,498	-	-	83,139
A G Oatley	98,000	-	6,407	10,045	-	-	114,452
E J J Pope	68,870	-	4,447	6,198	-	-	79,515
R F E Warburton	27,613	-	6,407	3,866	-	-	37,886
	867,895	-	53,743	77,088	185,624	-	1,184,350
Executive directors							
J C Ballard	1,347,048	980,000	70,620	11,002	-	288,456	2,697,126
T P Burnet	968,133	94,340	54,595	45,518	-	126,271	1,288,857
Total	**3,183,076**	**1,074,340**	**178,958**	**133,608**	**185,624**	**414,727**	**5,170,333**
Specified executives							
A J Burck	323,600	133,333	45,429	-	-	118,791	621,153
M J East (a)	350,165	210,866	33,983	27,189	-	69,712	691,915
M M Hudson (a)	481,365	190,000	70,383	95,000	-	86,138	922,886
S J McClintock	603,906	325,000	8,127	36,754	-	201,825	1,175,612
J P Wilkinson (a)	283,890	300,000	421,388	40,800	-	44,153	1,090,231
Total	**2,042,926**	**1,159,199**	**579,310**	**199,743**	**-**	**520,619**	**4,501,797**

(a) Value of options and shares for these specified executives is the pro-rata amount attributable to the current financial year of shares issued under the Southcorp Executive Share and Option Plan in prior years.

Total remuneration of specified directors and executives for the year ended 30 June 2003 and information for individuals is not shown as this is the first financial report since the issue of AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Service agreements

Remuneration and other terms of employment for executive directors and specified executives are formalised in service agreements. Details of remuneration disclosed above are consistent with the terms of the agreements. All agreements require remuneration to be reviewed annually. Termination benefits disclosed below do not apply in cases of misconduct or other specified circumstances.

J C Ballard

(i) Term of agreement - no specified term.

(ii) Mr Ballard's employment may be terminated:

- by the Company if he is prevented by illness or injury from performing his duties for a continuous period of six months;
- by Mr Ballard if the Company breaches its obligations under his agreement or if there is a downgrading of his position, responsibilities, functions or status in the Company that is materially inconsistent with his present position.

In each of the above cases, Mr Ballard is entitled to twelve months fixed remuneration and non-monetary benefits plus a pro-rata entitlement to any short term incentive where the hurdles for achievement are met.

T P Burnet

(i) On 23 July 2004, Mr T P Burnet resigned as a director and President, Southcorp Wines The Americas. The Company has agreed to continue to pay Mr Burnet's base salary and certain benefits until the earlier of 30 June 2005 or the date he commences new full-time employment. In the event that Mr Burnet's base salary with his new employer is less than 75% of the base paid by Southcorp, the Company has agreed to make up the difference until 30 June 2005. The maximum amount payable under these arrangements will be USD $650,000. .

A J Burck

(i) Term of agreement - 2 years commencing 1 September 2003. The Company has an option to extend the term for a further two one year periods.

(ii) Remuneration includes expatriate benefits, including the cost of repatriating Mr Burck at the end of his appointment.

(iii) If the option to extend the term is not exercised by the Company, payment of twelve months total remuneration as defined in the agreement (fixed remuneration plus allowances) is required.

(iv) Mr Burck's employment may be terminated:

- by the Company at any time;
- by Mr Burck if there is a downgrading of his position, responsibilities, functions or status in the Company that is materially inconsistent with his present position.

In each of the above cases, Mr Burck is entitled to total remuneration as defined in his employment agreement (fixed remuneration plus allowances) for the greater of the remaining period of his contract or twelve months.

M J East

(i) Term of agreement - no specified term.

(ii) Mr East's employment may be terminated with three months notice or payment of three months total remuneration (fixed remuneration and non-monetary benefits) plus a pro-rata entitlement to any short term incentive where the hurdles for achievement are met.

M M Hudson

(i) Term of agreement - no specified term.

(ii) Mr Hudson's employment may be terminated with three months notice or payment of three months total remuneration (fixed remuneration and non-monetary benefits) plus a pro-rata entitlement to any short term incentive where the hurdles for achievement are met.

S J McClintock

(i) Term of agreement - no specified term

(ii) Mr McClintock's employment may be terminated:

- by the Company if he is prevented by illness or injury from performing his duties for a continuous period of six months;
- by Mr McClintock if the Company breaches its obligations under his agreement or if there is a downgrading of his position, responsibilities, functions or status in the Company that is materially inconsistent with his present position.

In each of the above cases, Mr McClintock is entitled to twelve months fixed remuneration and non-monetary benefits plus a pro-rata entitlement to any short term incentive where the hurdles for achievement are met.

J P Wilkinson

(i) Term of agreement - no specified term.

(ii) Remuneration includes expatriate benefits, including the cost of repatriating Mr Wilkinson at the end of his appointment.

(iii) Mr Wilkinson's employment may be terminated by either he or the Company giving the other three months notice. If notice is given by the Company, Mr Wilkinson is entitled to twelve months total remuneration (fixed remuneration and non-monetary benefits).

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Options provided as remuneration

Details of options over ordinary shares provided as remuneration to specified directors and executives during the year ended 30 June 2004 are set out below. When exercisable, each option is convertible into one ordinary share of Southcorp Limited. Further information on options is set out in note 36.

	Grant date	Options granted	Exercise price	Exercise date on or after	Expiry date	Value per option at grant date	Options vested
Executive directors							
J C Ballard	15-Oct-03	2,000,000	$3.36	15-Oct-05	15-Oct-08	$0.41	-
T P Burnet	15-Oct-03	250,000	$3.20	15-Oct-06	15-Oct-08	$0.63	-
Specified executives							
A J Burck	30-Oct-03	600,000	$2.85	30-Oct-05	30-Oct-08	$0.59	-
S J McClintock	30-Oct-03	1,000,000	$2.83	30-Oct-05	30-Oct-08	$0.60	-

Mr J C Ballard holds 2,000,000 options granted on 15 October 2003, as approved by shareholders at the Annual General Meeting held on 14 October 2003. The options will be exercisable at $3.36 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the five trading days before 20 March 2003, the date of Mr Ballard's appointment.

The options will be exercisable on or after 15 October 2005 if the Company's share price increases to pre-determined amounts (666,000 @ $5.05; 666,000 @ $6.73 and 668,000 @ $8.41) for defined periods. The options will lapse if the share price targets are not achieved prior to the expiry date of the options on 15 October 2008 or earlier if employment ceases.

Mr T P Burnet's options have lapsed following his resignation on 23 July 2004.

Mr A J Burck holds 600,000 options granted on 30 October 2003, as approved by the directors of the Company. The options will be exercisable at $2.85 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the five trading days before 7 August 2003, the date of the Company's offer of employment to Mr Burck.

The options will be exercisable on or after 30 October 2005 if the Company's share price increases to pre-determined amounts (200,000 @ $4.24; 200,000 @ $5.70 and 200,000 @ $7.12) for defined periods. The options will lapse if the share price targets are not achieved prior to the expiry date of the options on 30 October 2008 or earlier if employment ceases.

Mr S J McClintock holds 1,000,000 options granted on 30 October 2003, as approved by the directors of the Company. The options will be exercisable at $2.83 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the five trading days before 17 June 2003, the date of the Company's offer of employment to Mr McClintock.

The options will be exercisable on or after 30 October 2005 if the Company's share price increases to pre-determined amounts (333,000 @ $4.24; 333,000 @ $5.67 and 334,000 @ $7.09) for defined periods. The options will lapse if the share price targets are not achieved prior to the expiry date of the options on 30 October 2008 or earlier if employment ceases.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Option holdings

Details of the numbers of options over ordinary shares in the Company held by each specified director and executive are set out below.

	Balance 1 July 2003	Granted as remuneration	Options exercised	Net other changes	Balance 30 June 2004	Vested and exercisable at 30 June 2004
Executive directors						
J C Ballard	-	2,000,000	-	-	2,000,000	-
T P Burnet (a)	250,000	250,000	-	-	500,000	-
Specified executives						
A J Burck	-	600,000	-	-	600,000	-
S J McClintock	-	1,000,000	-	-	1,000,000	-

(a) Mr T P Burnet's options have lapsed following his resignation on 23 July 2004.

Shareholdings in the Company

Details of the numbers of shares held by each specified director and executive, including their personally-related entities, are set out below.

	Balance 1 July 2003	Received as remuneration	Received on exercise of options	Net other changes	Balance 30 June 2004
Non-executive directors					
T B Finn	23,960	-	-	-	23,960
R I Oatley	141,149,024	-	-	-	141,149,024
D R Argus	83,000	-	-	(a)	n/a
S Gerlach	33,729	-	-	10,000	43,729
H A Lynch	20,317	-	-	-	20,317
J W Murphy	-	-	-	-	-
A G Oatley	141,149,024	-	-	-	141,149,024
E J J Pope	-	-	-	5,000	5,000
R F E Warburton	16,613	-	-	(b)	n/a
Executive directors					
J C Ballard	20,000	-	-	230,000	250,000
T P Burnet	-	-	-	-	-
Specified executives					
A J Burck	-	-	-	10,000	10,000
M J East (c)	100,000	-	-	-	100,000
M J East	1,650	-	-	-	1,650
M M Hudson (c)	100,000	-	-	-	100,000
M M Hudson	9,000	-	-	-	9,000
S J McClintock	2,221	-	-	5,279	7,500
J P Wilkinson (c)	50,000	-	-	-	50,000

(a) DR Argus resigned on 27 August 2003 and details after this date are not required.
(b) RFE Warburton retired on 14 October 2003 and details after this date are not required.
(c) The above shares were issued under the terms of the Southcorp Executive Share and Option Plan as set out in note 36.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Loans to specified directors and executives

Details of loans to specified directors and executives are set out below.

	Balance 1 July 2003 $	Advances $	Repayments $	Interest charged $	Balance 30 June 2004 $	Highest balance during the year $
Executive directors - other loans						
T P Burnet	185,703	-	(185,703)	-	-	185,703
Specified executives - share loans						
M J East	542,000	-	(6,916)	-	535,084	542,000
M M Hudson	702,814	-	(6,916)	-	695,898	702,814
J P Wilkinson	351,407	-	(3,458)	-	347,949	351,407
Specified executives - other loans						
M M Hudson	790,000	-	(39,500)	39,500	790,000	790,000
	2,571,924	-	(242,493)	39,500	2,368,931	2,571,924

Share loans are interest free and have been provided by the Company to purchase shares issued under the Southcorp Executive Share and Option Plan as detailed in note 36.

Share plan loans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

Other loans are secured and are repayable on termination of the executive. Interest is repayable monthly at the rate of 5% per annum.

Other transactions with specified directors and executives

The consolidated entity has leased, on normal commercial terms, a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which Mr R I Oatley and Mr A G Oatley are directors and in which they have a beneficial interest. The amount recognised as an expense during the year was $330,792.

The consolidated entity purchased grape supplies on normal commercial terms from Woodbrook Vineyard Pty Ltd and is party to a Water Users' Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which Mr A G Oatley is a director and in which he has a beneficial interest. The amount recognised and included in non-current inventories was $302,198.

Cattle owned by Reline Investments Pty Ltd are grazed from time to time at normal commercial agistment rates on land owned by the consolidated entity. Reline Investments is a company of which Mr R I Oatley and Mr A G Oatley are directors and in which they have a beneficial interest. The amount recognised as revenue during the year was $60,000.

The Hamilton Island Limited group of companies is a customer of Southcorp Wines Pty Limited, a wholly owned subsidiary of Southcorp Limited. Sales to these companies are on normal commercial terms. Hamilton Island Limited and its subsidiary companies are companies of which Mr R I Oatley and Mr A G Oatley are directors and in which they have a beneficial interest.

The consolidated entity made use of an aircraft owned by Balmoral Air Pty Ltd and reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which Mr R I Oatley and Mr A G Oatley are directors and in which they have a beneficial interest. The amount recognised as an expense during the year was $32,889.

The Company has entered into standard form deeds of indemnity with all specified directors and Mr M M Hudson against all liabilities which they may incur in the performance of their duties as directors and executives of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith.

In addition, specified directors and Mr M M Hudson are indemnified, pursuant to the Constitution of the Company, against personal liability arising from their respective positions within the Company and its related bodies corporate.

	Consolidated		Southcorp Limited	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000

39. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Details of contingent liabilities and contingent assets are summarised below.

Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

	Consolidated 2004 $'000	Consolidated 2003 $'000	Southcorp Limited 2004 $'000	Southcorp Limited 2003 $'000
Guarantees given by the Company in respect of amounts borrowed by certain controlled entities	-	-	**627,290**	800,000

Under the terms of the Deed of Cross Guarantee, described in note 40, the Company has guaranteed the repayment of all current and future creditors in the event any of the entities party to the Deed are wound up. No material losses are expected.

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected.

In addition to the above, there are legal actions against the Company and certain controlled entities which are being defended, liability denied and based on legal advice no material losses are expected. Disclosure of any further information about the matters would be prejudicial to the interests of the Company.

Contingent assets

A contingent asset exists relating to potential compensation receivable from a supplier to a previously divested business. This matter is currently subject to legal action and disclosure of the potential financial effect would be prejudicial to the interests of the Company.

40. DEED OF CROSS GUARANTEE

Southcorp Limited and the controlled entities identified in note 45 have entered into an approved Deed of Cross Guarantee in order to obtain relief from the requirement to prepare audited financial statements, granted to wholly-owned Australian controlled entities pursuant to the Australian Securities and Investments Commission Class Order 98/1418 (as amended) dated 13 August 1998.

SWC986 Pty Ltd has been released from its obligations under the Deed by executing a Revocation Deed during the year.

The effect of the Deed is that Southcorp Limited and its controlled entities referred to above, guarantee payments to creditors in the event of the winding up of any of the controlled entities covered by the Class Order under certain provisions of the Corporations Act 2001.

A summarised consolidated statement of financial performance and retained profits (accumulated losses) and a consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed ("Cross guaranteeing entities"), after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June 2004 are set out below.

	Cross guaranteeing entities	
	2004	2003
	$'000	$'000
Summarised statement of financial performance and retained profits (accumulated losses)		
Profit (loss) from ordinary activities before income tax	**(54,427)**	(880,655)
Income tax benefit relating to ordinary activities	**23,159**	10,260
Net profit (loss)	**(31,268)**	(870,395)
Retained profits at beginning of year	**28,224**	894,136
Net increase (decrease) in retained profits on initial adoption of:		
- Revised AASB 1028 "Employee Benefits"	**-**	(822)
- AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	62,161
Total available for appropriation	**(3,044)**	85,080
Dividends provided or paid	**-**	(155,869)
Transfer from asset revaluation reserve	**-**	99,013
Retained profits (accumulated losses) at end of year	**(3,044)**	28,224

	Cross guaranteeing entities 2004 $'000	2003 $'000
40. DEED OF CROSS GUARANTEE (continued)		
Statement of financial position		
Current assets		
Cash assets	**16,776**	15,951
Receivables	**184,137**	328,310
Inventories	**602,310**	596,804
Foreign currency hedges - anticipated transactions	**49,754**	32,280
Other financial assets	**1,700**	-
Current tax assets	**9,997**	73
Prepayments	**1,644**	1,620
Total current assets	**866,318**	975,038
Non-current assets		
Receivables	**10,212**	17,123
Inventories	**175,286**	216,402
Foreign currency hedges - anticipated transactions	**55,291**	74,778
Other financial assets	**373,377**	375,724
Property, plant and equipment	**496,518**	592,528
Grape vines	**172,783**	169,091
Intangible assets	**365,997**	365,997
Deferred tax assets	**41,646**	37,838
Prepayments	**595**	785
Total non-current assets	**1,691,705**	1,850,266
Total assets	**2,558,023**	2,825,304
Current liabilities		
Payables	**177,769**	153,142
Interest-bearing liabilities	**44,106**	280,296
Current tax liabilities	**-**	-
Provisions	**74,209**	124,481
Foreign currency hedges - anticipated transactions	**49,754**	32,280
Total current liabilities	**345,838**	590,199
Non-current liabilities		
Payables	**-**	3,000
Interest-bearing liabilities	**583,289**	520,104
Deferred tax liabilities	**54,425**	72,597
Provisions	**7,942**	22,120
Foreign currency hedges - anticipated transactions	**55,291**	74,778
Total non-current liabilities	**700,947**	692,599
Total liabilities	**1,046,785**	1,282,798
Net assets	**1,511,238**	1,542,506
Equity		
Contributed equity	**1,514,282**	1,514,282
Retained profits (accumulated losses)	**(3,044)**	28,224
Total equity	**1,511,238**	1,542,506

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
41. NOTES TO THE STATEMENTS OF CASH FLOWS				
(a) Reconciliation of net profit (loss) attributable to members of Southcorp Limited to net cash provided by operating activities				
Net profit (loss) attributable to members of Southcorp Limited	**46,237**	(922,891)	**38,106**	153,337
Add (less) items classified as investing/ financing activities:				
Net (profit) loss on sale of non-current assets	**(549)**	613	**-**	-
Net (profit) loss from previously divested businesses	**-**	5,344	**-**	5,142
Add (less) non-cash items:				
Depreciation and amortisation	**46,415**	87,002	**-**	-
Write-down in value of goodwill	**-**	642,562	**-**	-
Write-down in value of brand names	**-**	240,000	**-**	-
Write-down in value of property, plant and equipment	**65,117**	9,665	**-**	-
Write-down in value of wine inventory	**32,161**	35,336	**-**	-
Independence Wine Company loan written-off	**-**	11,857	**-**	-
Share plan loans realised loss	**-**	296	**-**	296
Amounts set aside to (from) provisions	**18,835**	24,696	**(1,875)**	16,891
Share of net loss of joint venture entities	**464**	493	**-**	-
Net market value of own-grown grapes	**(78,628)**	(57,449)	**-**	-
Net decrement in net market value of grape vines	**295**	9,042	**-**	-
Bad trade debts written-off not previously provided for	**53**	91	**-**	-
(Increase) decrease in income tax receivable	**1,026**	(11,411)	**-**	-
Increase (decrease) in income tax payable	**7,337**	(42,403)	**(1,016)**	(1,781)
(Increase) decrease in future income tax benefit	**24**	(1,242)	**3,663**	(4,374)
Increase (decrease) in deferred income tax	**(18,334)**	1,764	**-**	(1)
Net cash provided by operating activities before change in assets and liabilities	**120,453**	33,365	**38,878**	169,510
(Increase) decrease in trade and other debtors	**(25,962)**	175,176	**396**	1,398
(Increase) decrease in amount owing by joint venture entities	**4,615**	(2,038)	**-**	-
(Increase) decrease in inventories	**90,700**	22,090	**-**	-
(Increase) decrease in prepayments	**2,990**	5,428	**-**	36
Increase (decrease) in trade and other creditors	**25,105**	(101,987)	**(1,553)**	(3,154)
Increase (decrease) in provisions	**(14,385)**	(35,247)	**-**	-
Net operating cash flows	**203,516**	96,787	**37,721**	167,790

(b) Reconciliation of cash

For the purposes of the statements of cash flows, cash includes cash at bank and on hand and short term deposits, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	Consolidated 2004	Consolidated 2003	Southcorp Limited 2004	Southcorp Limited 2003
Cash assets	**30,045**	40,281	**4,852**	473
Bank overdrafts	**-**	(6,253)	**-**	-
	30,045	34,028	**4,852**	473

	Consolidated		Southcorp Limited	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
41. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)				
(c) Acquisition of controlled entities				
On 14 February 2003, the consolidated entity acquired the remaining 50% of the shares of The Independence Wine Company, LLC				
Fair value of net assets acquired:				
Cash assets	-	1,808	-	-
Receivables	-	428	-	-
Inventories	-	4,303	-	-
Payables	-	(119)	-	-
Loan payable to an associated entity	-	(6,420)	-	-
Total consideration	-	-	-	-
Net cash balances acquired	-	1,808	-	-
Total inflow (outflow) of cash	-	1,808	-	-

The operating results have been included in the consolidated profit (loss) from ordinary activities from date of acquisition. The entity was previously involved in the production and sale of wine and its operations are now being wound up.

(d) Non-cash financing activities

During the financial year Nil (2003: 710,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $Nil (2003: $3,848,000) were made by the Company. These transactions are treated as not giving rise to cash flows.

	Currency	Facilities available		Facilities utilised		Facilities unutilised	
		2004	2003	**2004**	2003	**2004**	2003
		$'000	$'000	**$'000**	$'000	**$'000**	$'000
42. FINANCING ARRANGEMENTS							
Committed							
Bank overdraft	AUD	**3,000**	3,000	**-**	-	**3,000**	3,000
Bank syndicated	AUD/USD/GBP	**-**	255,000	**-**	255,000	**-**	-
Bank bilateral	Multi	**645,000**	565,000	**177,290**	95,000	**467,710**	470,000
Medium term notes	AUD	**450,000**	450,000	**450,000**	450,000	**-**	
		1,098,000	1,273,000	**627,290**	800,000	**470,710**	473,000

The bank bilateral facilities are secured by negative pledge and are guaranteed by the Company under several Deeds of Support (all on identical terms) which contain covenants by the Company in favour of the banks. The principal covenants are:

(i) Total liabilities of the consolidated entity must not exceed 70% of the total tangible assets. For this purpose, total tangible assets includes certain intangible assets.

(ii) Earnings before interest and tax must cover net interest expense by at least 1.5 times. For this purpose, earnings before interest and tax excludes abnormal items (or an equivalent term).

(iii) The net worth of the consolidated entity, as measured by the consolidated equity attributable to members of Southcorp Limited, must not fall below $750 million.

Bank overdrafts are repayable on demand and are subject to annual reviews. Interest on bank overdrafts is charged at prevailing market rates.

The bank syndicated facility was terminated on 5 October 2003. (At 30 June 2003 $255 million had been utilised, which was bearing interest at a weighted average effective interest rate of 5.0% per annum).

Bank bilateral facilities have varying maturity dates ranging from May 2005 to May 2007 and bear interest at rates dependent upon the currency and country in which the facility is drawn upon. At 30 June 2004, the equivalent of $177.3 million (2003: $95 million) has been utilised, which was bearing interest at a weighted average effective interest rate of 4.8% per annum (2003: 5.1%). On 5 October 2003, the bank bilateral facilities available increased from $565 million to $645 million.

Subsequent to reporting date, $150 million of bank bilateral facilities were cancelled at the instigation of the Company, being excess to the Company's requirements.

The consolidated entity is notionally able to issue notes to an aggregate face value of $750 million under its domestic medium term note program. The Company's current long-term credit rating however effectively precludes any further note issues under the program. At 30 June 2004 the Company had issued the following notes:

Maturity date	Description	$'000	Comments
August 2006	7% fixed rate notes	125,000	Swapped to floating interest rates
December 2006	Floating rate notes	100,000	Effective interest rate 6.0% (2003: 5.1%)
April 2009	Floating rate notes	75,000	Effective interest rate 6.5% (2003: 5.8%)
March 2010	8.25% fixed rate notes	100,000	Swapped to floating interest rates
August 2010	Floating rate notes	50,000	Effective interest rate 6.5% (2003: 5.8%)
		450,000	

The medium term notes are secured by negative pledge and are guaranteed by the Company. Covenants which apply to the medium term note program are similar to those outlined above for the bank bilateral facilities.

The consolidated entity has swapped $430 million (2003: $460 million) of floating interest rate liabilities to fixed interest rates at an effective weighted average interest rate of 5.9% (2003: 5.9%).

The consolidated entity is notionally able to issue commercial paper to an aggregate face value of $700 million under its commercial paper program. The Company's current short-term credit rating however effectively precludes any issues under the program. All commercial paper issued is guaranteed by the Company. At 30 June 2004 no commercial paper was on issue (2003: $Nil).

43. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk

The consolidated entity enters into interest rate swap and options contracts to manage funding costs and protect it from adverse interest rate movements. Interest rate swaps and options allow the consolidated entity to raise borrowings at floating interest rates and swap them into longer term fixed rates, or raise borrowings at fixed rates and swap them into floating rates.

At 30 June 2004 there are fixed rate swaps with rates between 5.1% and 6.8% (2003: 5.1% and 6.8%), and floating rate swaps converting the 8.3% fixed rate bond (2003: 8.3%) and 7.0% fixed rate bonds (2003: 7.0%) to floating interest rates. The net unrealised gain on interest rate swaps at 30 June 2004 was $5,557,000 (2003: $6,106,000).

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	Weighted average interest rate	Floating interest rate	Fixed interest maturing in: 1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total
2004		**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Financial assets							
Cash and deposits	3.6%	33,419	-	-	-	(3,374)	30,045
Receivables	7.7%	-	4,594	2,125	306	348,090	355,115
Other financial assets	-	-	-	-	-	33,770	33,770
		33,419	4,594	2,125	306	378,486	418,930
Financial liabilities							
Payables	6.5%	-	566	-	-	278,384	278,950
Bank loans	5.9%	177,290	-	-	-	-	177,290
Medium term notes	5.9%	225,000	-	125,000	100,000	-	450,000
Other liabilities	5.9%	47	38	-	-	1,117	1,202
		402,337	604	125,000	100,000	279,501	907,442
Interest rate swaps *		(205,000)	150,000	155,000	(100,000)	-	-
		197,337	150,604	280,000	-	279,501	907,442
2003							
Financial assets							
Cash and deposits	3.3%	36,943	-	-	-	3,338	40,281
Receivables	5.2%	44,500	1,425	7,059	678	344,543	398,205
Other financial assets	-	-	-	-	-	35,343	35,343
		81,443	1,425	7,059	678	383,224	473,829
Financial liabilities							
Payables	6.5%	-	566	-	-	258,201	258,767
Bank overdraft	-	-	-	-	-	6,253	6,253
Bank loans	5.9%	350,000	-	-	-	-	350,000
Medium term notes	5.6%	225,000	-	125,000	100,000	-	450,000
Other liabilities	6.4%	-	311	126	-	1,117	1,554
		575,000	877	125,126	100,000	265,571	1,066,574
Interest rate swaps *		(235,000)	100,000	235,000	(100,000)	-	-
		340,000	100,877	360,126	-	265,571	1,066,574

Bank overdraft represents unpresented cheques.

* Notional principal balances.

43. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts and options to hedge certain anticipated purchases and sales of goods and services denominated in foreign currencies to protect the entity from adverse foreign exchange movements. The hedges are designated to specific transactions or transactions entered into after a nominated date.

The amounts receivable and payable under these foreign currency contracts at 30 June 2004, and the settlement periods of these contracts for the consolidated entity are as follows:

	2004			2003		
	USD $'000	**GBP $'000**	**Other $'000**	USD $'000	GBP $'000	Other $'000
Sell						
1 year or less	**228,795**	**105,413**	**45,737**	96,558	185,089	30,140
Over 1 year but less than 2 years	**195,927**	**106,789**	**29,226**	161,790	162,157	31,829
Over 2 years but less than 5 years	**192,904**	**122,369**	**20,146**	117,730	78,120	30,279

The deferred costs and exchange gains and losses on hedges of anticipated transactions recognised in foreign currency hedges - anticipated transactions assets and liabilities at 30 June 2004 was a net gain of $61,633,000 (2003: net gain of $102,512,000).

Recognised gains and losses have been calculated by reference to foreign exchange rates applicable at 30 June 2004. The actual incidence of gains or losses, and their magnitude, will be dependent on the actual rates at the time of maturity of the contracts and will be reflected in the amounts earned from sales in foreign currencies or the cost of purchases in foreign currencies, as applicable.

(c) Credit risk

Credit risk represents the loss that would be recognised if a counterparty fails to perform as contracted.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity undertakes interest rate and foreign currency risk transactions with major Australian and international banks.

Credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is represented by the carrying amount net of any provision for doubtful debts. As at 30 June 2004, of the consolidated entity's trade debtors, 35% (2003: 35%) was owed by customers located in the UK / Europe segment and 37% (2003: 40%) was owed by customers located in the Americas. The consolidated entity is not materially exposed to any individual customer.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed at note 43(b) above.

The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the consolidated entity. The accrued amount due to the consolidated entity at 30 June 2004 amounted to $743,000 (2003: $2,023,000).

(d) Net fair values of financial instruments

Cash and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying amounts at net fair value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists, or by discounting the expected future cash flows by the current interest rate for assets and liabilities with similar risk profiles.

The consolidated entity's financial assets and liabilities included in current assets and liabilities on the statement of financial position are carried at amounts that approximate net fair value. The carrying amount of all other assets and liabilities do not differ materially from net fair value.

The valuation of unrecognised financial instruments reflects the estimated amounts which the consolidated entity would expect to pay or receive to terminate the contracts (net of transaction costs) at their current market value at 30 June 2004. This is based on independent market quotations and determined using standard valuation techniques.

The net fair value with respect to unrecognised financial instruments held at 30 June 2004 is disclosed in note 43(a).

44. RELATED PARTIES

Specified directors and executives

Disclosures relating to specified directors and executives are set out in note 38.

Wholly-owned group

The wholly-owned group consists of Southcorp Limited and its controlled entities. Ownerships interests in these controlled entities are set out in note 45.

Transactions between Southcorp Limited and its controlled entities during the years ended 30 June 2004 and 2003 consisted of:

(a) Management fees received from controlled entities are disclosed in note 2.
(b) Dividends and interest received from controlled entities are disclosed in note 5.
(c) Interest paid to controlled entities are disclosed in note 5.
(d) Amounts owing by controlled entities are disclosed in notes 10 and 14.
(e) Amounts owing to controlled entities are disclosed in note 20.

Associates and joint venture entities

Transactions with associated and joint venture entities occur on terms and conditions no more favourable than those available to other customers, suppliers, employee or shareholders and consisted of:

(a) Interest received from associated entities is disclosed in note 5.
(b) Loans and other amounts owing by joint venture entities are disclosed in note 10.
(c) Amounts owing to joint venture entities are disclosed in note 20.
(d) Details of investments in joint venture entities are disclosed in note 32.

		Country of incorporation	Ownership interest 2004 %	2003 %
45. CONTROLLED ENTITIES				
Chief entity				
Southcorp Limited	(a)	Australia		
Controlled entities				
Interbev Pty Ltd	(a)	Australia	**100**	100
Clayton Victoria Holdings Pty Ltd	(a)	Australia	**100**	100
Meadowbank Properties Pty Ltd	(a)	Australia	**100**	100
SCA075G Pty Ltd	(a)	Australia	**100**	100
SCA059G Ltd	(a)	Australia	**100**	100
Majorca Pty Ltd	(a)	Australia	**100**	100
Southcorp Australia Pty Ltd	(a)	Australia	**100**	100
SCA246D Pty Ltd	(a)	Australia	**100**	100
SCA395D Pty Ltd	(a)	Australia	**100**	100
SCP680 Ltd	(a)	Australia	**100**	100
Morris White Pty Ltd	(a)	Australia	**100**	100
Morris White Australia Pty Ltd	(a)(h)	Australia	**100**	100
Southcorp Manufacturing Pty Ltd	(a)	Australia	**100**	100
Southcorp Whitegoods Pty Ltd	(a)(i)	Australia	**100**	100
Southcorp NZ Pty Ltd	(a)	Australia	**100**	100
Southcorp Wines NZ Ltd		New Zealand	**100**	100
Southcorp NZ Superannuation Fund Ltd	(e)	New Zealand	**-**	100
Conform New Zealand Ltd	(e)	New Zealand	**-**	100
SANZ Ltd	(e)	New Zealand	**-**	100
HNZ Ltd	(e)	New Zealand	**-**	100
Southcorp Water Heaters NZ Ltd	(e)	New Zealand	**-**	100
Southcorp Beverage Packaging NZ Ltd	(e)	New Zealand	**-**	100
Southcorp International Investments Pty Ltd	(a)	Australia	**100**	100
Southcorp Asia Investments Pty Ltd	(a)	Australia	**100**	100
REI Executive Services, Inc		USA	**100**	100
North America Packaging Ltd	(e)	Canada	**-**	100
Southcorp Wines Canada, Inc		Canada	**100**	100
Southcorp Investments Canada Ltd	(e)	Canada	**-**	100
Southcorp Finance Europe Ltd		UK	**100**	100
Southcorp Wines Europe Ltd		UK	**100**	100
Southcorp Importers Ltd	(e)	UK	**-**	100
James Herrick Wines Ltd		UK	**100**	100
Southcorp European Investments	(e)	UK	**-**	100
Southcorp Investments France SAS		France	**100**	100
Penval Wines SAS		France	**100**	100
SCA du Domaine de la Motte		France	**100**	100
SCA des Garrigues de Truilhas		France	**100**	100
Vignobles James Herrick SARL		France	**100**	100
SC Domaine de la Boulandiere		France	**100**	100
RAUST International Investments BV		Netherlands	**100**	100
RAL European Holdings Ltd		UK	**100**	100
Neyog UK Ltd		UK	**100**	100

		Country of incorporation	Ownership interest	
			2004 %	2003 %
45. CONTROLLED ENTITIES (continued)				
Southcorp XUK Ltd	(a)(b)	UK	**100**	100
Southcorp USA Holdings, Inc		USA	**100**	100
Southcorp Finance USA, Inc		USA	**100**	100
North America Packaging (Pacific Rim) Corporation		USA	**100**	100
PWG Vintners USA, Inc		USA	**100**	100
The Independence Wine Company, LLC	(e)	USA	**-**	100
Rosemount Ventures, Inc		USA	**100**	100
Southcorp Wine Estates, LLC		USA	**100**	100
Southcorp Investments Pty Ltd	(a)	Australia	**100**	100
SCP518 Ltd	(a)	Australia	**100**	100
SCP197 Pty Ltd	(a)	Australia	**100**	100
SCP825 Pty Ltd	(a)(d)	Australia	**100**	100
SCP919 Pty Ltd	(a)(d)	Australia	**100**	100
SCP625 Pty Ltd	(a)	Australia	**100**	100
Selion Pty Ltd	(a)	Australia	**100**	100
Ieiro Pty Ltd	(a)	Australia	**100**	100
Rosemount Ventures Australia Pty Ltd	(a)	Australia	**100**	100
Southcorp Wines Pty Ltd	(a)	Australia	**100**	100
Barossa Vineyards Ltd	(a)	Australia	**100**	100
Coldstream Australasia Ltd	(a)	Australia	**100**	100
Cuppa Cup Vineyards Pty Ltd	(a)	Australia	**100**	100
Global Vineyards BV		Netherlands	**100**	100
Devil's Lair Pty Ltd	(a)	Australia	**100**	100
Kaiser Stuhl Wines Pty Ltd	(a)	Australia	**100**	100
Killawarra Vintage Wines Pty Ltd	(a)	Australia	**100**	100
Leo Buring Pty Ltd	(a)	Australia	**100**	100
Lindeman (Holdings) Ltd	(a)	Australia	**100**	100
Lindemans Wines Pty Ltd	(a)	Australia	**100**	100
SCW299 Pty Ltd	(a)	Australia	**100**	100
SCW725 Pty Ltd	(a)	Australia	**100**	100
North Para Environment Control Pty Ltd	(g)	Australia	**69.9**	69.9
Penfolds Wines Pty Ltd	(a)	Australia	**100**	100
Rouge-Homme Wines Pty Ltd	(a)	Australia	**100**	100
Roxburgh Vineyards Pty Ltd	(a)	Australia	**100**	100
SCW986 Pty Ltd	(e)	Australia	**-**	100
Rosemount Estates Pty Ltd	(a)	Australia	**100**	100
McLaren Vale Unit Trust	(a)	Australia	**100**	100
Rosemount Vineyards Pty Ltd	(a)	Australia	**100**	100
Tumbarumba Sparkling Wines Pty Ltd	(a)	Australia	**100**	100
Rosemount Estate Wines Ltd		UK	**100**	100
Brenchley Pty Ltd	(a)	Australia	**100**	100
Ryecroft Vineyards Pty Ltd	(a)	Australia	**100**	100
SCW165 Pty Ltd	(a)	Australia	**100**	100
SCW423 Ltd	(a)	Australia	**100**	100
SCW905 Ltd	(a)	Australia	**100**	100
Great Western Sparkling Wines Pty Ltd	(a)(f)	Australia	**100**	100

		Country of incorporation	Ownership interest 2004 %	2003 %
45. CONTROLLED ENTITIES (continued)				
Seaview Winery Pty Ltd	(a)	Australia	**100**	100
Seaview Wynn Pty Ltd	(a)	Australia	**100**	100
Wynns Coonawarra Estate Pty Ltd	(a)	Australia	**100**	100
Glenloth Wines Pty Ltd	(a)	Australia	**100**	100
Southcorp Wines Asia Pty Ltd	(a)(c)	Australia	**100**	100
Southcorp Wines E-Commerce Holdings Pty Ltd	(a)	Australia	**100**	100
Tolley Scott & Tolley Ltd	(a)	Australia	**100**	100
Woodley Wines Pty Ltd	(a)	Australia	**100**	100
Wynn Winegrowers Pty Ltd	(a)	Australia	**100**	100
B Seppelt & Sons Ltd	(a)	Australia	**100**	100
Southcorp Wines Superannuation Fund Pty Ltd	(a)	Australia	**100**	100
SCW040 Pty Ltd	(a)	Australia	**100**	100
SCW357 Pty Ltd	(a)	Australia	**100**	100
SCW654 Pty Ltd	(a)(d)	Australia	**100**	100
SCW706 Pty Ltd	(a)(d)	Australia	**100**	100
SCW802 Pty Ltd	(a)(d)	Australia	**100**	100
SCW809 Pty Ltd	(a)(d)	Australia	**100**	100
SCW904 Pty Ltd	(a)	Australia	**100**	100
G F Cleland & Sons Pty Ltd	(a)	Australia	**100**	100
Rosemount Holdings Superannuation Pty Ltd		Australia	**100**	100
Rosemount Group Superannuation Pty Ltd		Australia	**100**	100
Southcorp Brands Pty Ltd	(a)	Australia	**100**	100
Southcorp Directors' Retiring Fund Pty Ltd	(a)	Australia	**100**	100
Southcorp Employee Share Plan Pty Ltd	(a)	Australia	**100**	100
Southcorp Executive Share and Option Plan Pty Ltd	(a)	Australia	**100**	100
Southcorp Finance Ltd	(a)	Australia	**100**	100
Southcorp International Employee Equity Plan Ltd		New Zealand	**100**	100
Southcorp Packaging Superannuation Pty Ltd	(a)	Australia	**100**	100
Southcorp Superannuation Fund Pty Ltd	(a)	Australia	**100**	100
SRP500 Pty Ltd	(a)	Australia	**100**	100
SRP687 Pty Ltd	(a)	Australia	**100**	100
Trusco Pty Ltd		Australia	**100**	100

Names of companies inset indicate that the issued share capital of such companies is owned by the company immediately above the inset.

(a) Southcorp Limited and these controlled entities have entered into an approved Deed of Cross Guarantee (refer note 40)
(b) Carries on business in Australia
(c) Carries on business in Singapore
(d) Controlled entity in voluntary liquidation
(e) Merged into another controlled entity or liquidated during the year
(f) SCW423 Pty Ltd owns 50.0% of the issued share capital in Great Western Sparkling Wines Pty Ltd
(g) Tolley Scott & Tolley Ltd owns 23.3% of the issued share capital in North Para Environment Control Pty Ltd
(h) Controlled entity previously owned by Morris White Pty Ltd
(i) Controlled entity previously owned by Southcorp Manufacturing Pty Ltd

46. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued AASB equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The impact of adopting AASB equivalents to IFRS standards will be first reflected in the financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transition to AASB equivalents to IFRS is under the control of the Chief Financial Officer ("CFO"), including training of staff and system and internal control changes necessary to gather all the required financial information. The CFO reports to the audit committee on progress. To date the AASB equivalents have been analysed and significant accounting policy changes that will be required, have been identified. In some cases choices of accounting policies are available, including elective exemptions under AASB 1 First-time Adoption of Australian International Financial Reporting Pronouncements. Some of these choices are still being analysed to determine the most appropriate accounting for the Company.

Major changes identified to date that will be required to existing accounting policies include the following:

Income tax

Under AASB 112 "Income Taxes", deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and / or taxable income or loss. Current and deferred taxes cannot be recognised directly in equity.

Equity-based compensation benefits

Under AASB 2 "Share-based Payment", equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

Financial instruments

Under AASB 132 "Financial Instruments: Disclosure and Presentation" the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under AASB 139 "Financial Instruments: Recognition and Measurement" there may be major impacts as a result of foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs. Currently, the costs or gains arising under contracts together with any realised or unrealised gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AASB equivalents to IFRS as some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AASB equivalents to IFRS on the Group's financial position and reported results.

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Southcorp Limited:

   (a) the accompanying financial statements and notes, set out on pages 1 to 50, are in accordance with the Corporations Act, 2001, and:

      (i) give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 30 June 2004, as represented by the results of operations and cash flows, and their financial position as at 30 June 2004; and

      (ii) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 45 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

TB Finn, Director
19 August 2004

Independent audit report to members of Southcorp Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements 1 to 46, and the directors' declaration for both Southcorp Limited (the "Company") and Southcorp Limited and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Southcorp Limited is in accordance with:

a) the Corporations Act 2001, including:
   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and
   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

D S Rogers
Partner

Sydney
19 August 2004

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

2 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FY04 RESULTS – SPEAKING NOTES

Attached please find a transcript of an open briefing to analysts and shareholders following the Company's full year results, for release to the market.

These documents will be available on the Southcorp website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP

Southcorp Full Year Results 12 months to June 2004 Speaking Notes

19 August 2004

John Ballard – Managing Director and Chief Executive Officer
Steve McClintock – Chief Financial Officer

Forward looking statements: This presentation contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.

John Ballard

SLIDE 2 - AGENDA

Good morning Ladies and Gentleman. Thank you for joining us today as we announce a substantially improved profit performance for the business.

This year has seen fundamental changes in the way we do business at Southcorp. Our top priority has been developing a more disciplined approach to managing costs in order to take performance to an acceptable level in the short-term, and to build a more competitive business for the long-term.

Through the introduction of Veraison disciplines, we have driven business improvements, improved cash flow generation and lifted our return on capital employed.

As we move into 2005, we will retain our operating focus on cost and cash control which is now embedded in our normal day to day approach to management. However, our strategic focus will move increasingly in the direction of re-establishing our growth momentum.

SLIDE 3 - FINANCIAL HIGHLIGHTS

The key numbers from our results are detailed on this slide:

- EBITA before significant items was up 50% to $176 million.
- Net profit after tax (before significant items) was up 170% to $109 million.
- Net profit after tax and significant items was $46 million. Significant items primarily arose as a consequence of write-downs associated with the decision to consolidate certain packaging and distribution facilities.

- Operating cash flows were up over 110% to $203 million. This has been a major focus for the business this year.

- Return on capital employed has improved significantly to 9.3%. Whilst this return has been calculated before significant items, we believe that major restructuring and asset write-downs are now behind us and that the business is close to generating its weighted average cost of capital. We still have a long way to go to reach our ultimate objectives, nonetheless, this shows a substantial improvement.

SLIDE 4 - SCORECARD

This year Southcorp has been focused internally. The key achievements include:

Stabilisation of the business, which was our immediate priority. We:
- Reduced the depth and frequency of discounting,
- Restored relationships with our key customers; and
- Improved the skill base of the sales and support teams.

As a result:
- The UK business was bought back to profitability ahead of schedule; and
- The Australian business improved its performance significantly.

We introduced stronger financial disciplines. For the business to generate adequate returns, it was essential we reign in spending. We:
- Introduced guidelines for driving return on capital in each part of the business; and
- Developed clearer management reporting tools to improve business transparency.

This has resulted in:
- Strong cash flow generation and debt reduction of over $169 million as earnings improved and working capital remained stable in a year where we saw the vintage intake increase by 23%.
- The return on capital improvement I noted earlier.

We introduced the business improvement program – Veraison that provides a structured process for developing stronger business and financial disciplines. Veraison combines major strategic projects with ongoing attention to cost saving and process improvement. This year we:
- Launched more than 50 business improvement projects.
- Improved procurement for dry goods, including bottles, labels and closures.
- Renegotiated over-market grape contracts.
- Reduced freight costs.
- Cut overheads, including telecommunications, utilities, travel and accommodation; and
- Began a review of our US operations.

This has resulted in the improved performance you have seen this year.

SLIDE 5 - SCORECARD

We determined the asset footprint that will ensure we have a competitive production and distribution base and enable us to achieve scale efficiencies. The plan will see site consolidation in which:

- Nine distribution centres will reduce to three, one national and one international distribution centre plus the WA centre remaining open.
- Packaging facilities will be consolidated from four to two; and
- Thirteen wineries consolidate to eleven.

This will result in big reductions in fixed and freight costs. In 2006, the business should generate an additional $20 million per annum in earnings and $27 million per annum by 2008.

Lastly, we have developed stronger organisational capability. We've:

- Built a strong marketing capability with a global team based in Sydney to leverage the capabilities of a global organisation, while maximising the impact of our local knowledge by having regional teams.
- We've aligned the sales force mix more closely with our customer mix and sales channels; and
- Improved the mix of fast moving consumer goods skills and disciplines within the business. These are skills that we think will be increasingly critical for the wine industry in the future.

SLIDE 6 – REGIONAL REVIEW

This slide shows a snapshot of sales and margins across the business in Australian dollars. I'll just highlight a few things before going through the regions in detail.

Sales revenue was down 6% to $1.062 billion in Australian dollars. This reflects the stronger Australian dollar, which reduced sales revenues by $95 million.

The Australian dollar strengthened approximately 20% to the US dollar and approximately 10% to the Pound. Removing the effect of currency, sales revenue was up around 3% as the improvement in case rates overcame the impact of lower volumes.

EBITA has come in at the top end of market expectations.

And lastly SGARA has contributed a small profit to EBITA this year compared to a $14 million loss last year.

Overall, margins have improved significantly for the business, from 11.7% to 16.6%, with substantial improvements in Australasia and UK/Europe, and flat performance from the Americas region.

Let's now turn to each of our regions, starting with Australasia.

SLIDE 7 – AUSTRALASIA - FINANCIAL OVERVIEW

Australasian earnings have grown 48% over the previous corresponding period, a strong result in a competitive Australian marketplace. The focus this year has been to stabilise the business, restructure the cost base and establish a sustainable profit model.

- Volume reductions of 5% reflect the impact of reduced discounting in a highly competitive market place.
- Case rate improvements of over 8% reflect price increases and improved mix.
- Margin improvements from 9.7% to 14% reflect the above impacts combined with reductions in overhead costs.

SLIDE 8 – AUSTRALASIA – BUSINESS HIGHLIGHTS

The business highlights for the region include:

The implementation of strong promotional cost disciplines – we are employing a rigorous promotional evaluation process to ensure we are maximising return on investment.

We've revised trading terms, which included price increases in September 2003.

We are enjoying the benefits from restructuring sales teams and support functions. We have tailored our call cycles and frequency to meet the changed retail environment and addressed key capability gaps, particularly in key account management. We're now up-skilling the team through sales force development workshops, which are focussing on presentation skills, leadership and commercial acumen.

We've built a dedicated marketing function in Australasia to optimise execution of marketing strategies in the region as well as to implement tactical marketing opportunities.

The Asian region has delivered strong performance with sales up over 20%. One of the key drivers here was a move to more direct distribution to our key customers which has seen improved positioning of our product in-store, better ranging and more effective promotions.

And lastly, the region has been driven by prudent cost management, ensuring all discretionary expenditure is justified and appropriately managed.

SLIDE 9 – AUSTRALASIA – FUTURE FOCUS & OUTLOOK

The next twelve months will be about driving profitable growth as we accelerate our marketing and distribution activity to support our key brands of Penfolds, Lindemans, Rosemount Estate, Seppelt and Wynns.

We have kicked off the new year by bringing to Australia the successful Lindemans "L" campaign from the UK. It will be a fully integrated promotional program featuring TV advertising, in-store merchandising and promotional offers complimented by strong "L" branding. It demonstrates how we are working better together as a global company, leveraging successful promotions from one market for use in another, which also has the benefit of reducing costs.

We are also revitalising the Rosemount Estate brand globally in the next six months with new labels, varietal wines and limited release new wines that build on the progressive and dynamic nature that has made the brand so successful. The objective is to strengthen the branding of Rosemount Estate as well as to create more differentiation within key ranges across the portfolio.

We will also feature a major television advertising campaign during this year supported by consumer promotions and in-store activity. Rosemount Estate is currently sponsoring Cirque du Soleil's "Quidam" and is leveraging this through in-store theatre displays.

In terms of product innovation we have just launched new products including Rosemount Estate Sangiovese, Devil's Lair Fifth Leg Rosé, Seppelt Pinot Grigio, Queen Adelaide 2LT soft pack (the premium end and growth part of the soft pack market in Australia) and Killawarra Dusk, a strawberry flavoured sparkling.

We have plans to introduce a number of new products during the year as we have identified opportunities to compliment our regional boutique brand portfolio and to address the key growth opportunities that exist in the wine category.

We have further signified our commitment to producing and marketing the highest quality wines by introducing the screw cap closure onto all Penfolds Koonunga Hill wines, many of the premium Seppelt Victorian wines and the Devil's Lair Fifth leg range from Western Australia.

And lastly, the Penfolds brand is being supported this year by a heavy weight print media campaign.

In terms of market conditions, the bigger vintage this year will undoubtedly result in the next 12 months remaining just as competitive in the region. We have witnessed a burgeoning number of cleanskin products come onto the market as some suppliers struggle to manage their over supply situation. We started the year with almost no bulk wine inventories after selling all surplus stock last year so are comfortable with our inventory levels.

The total wine market growth for the year has been around 6% in Australia, our major market in the region, and we would expect the market to grow at a similar rate over the next year.

In summary, this year will see a substantial increase in brand investment with advertising and promotional spend budgeted to increase by 37% in the region. We have established a profitable business model and have the right team in place to drive profitable growth. We expect to grow sales this year ahead of the category and expect margins to remain at similar levels to 2004. Given the lack of super premium availability and budgeted growth of soft pack wine sales, case rates are expected to decline marginally in 2005.

Now moving to Europe.

SLIDE 10 – UK / EUROPE - FINANCIAL OVERVIEW (AUD)

The business has delivered a strong result with a return to profitability ahead of expectation. This was driven by reduced discounting in the UK market and continued growth of our European business.

This slide shows the region's results in Australian dollars. The higher $A dollar impacts the results in two ways – at the sales revenue line where the stronger dollar translates positive local currency growth to negative Australian dollar sales growth and at the EBITA level where foreign costs translated into Australian dollars are lower. These results also include the contribution from the hedge book.

As the impact of currency on the Australian dollar results makes analysis difficult, I will focus on the local currency results.

SLIDE 11 – UK / EUROPE - FINANCIAL OVERVIEW (GBP)

Looking at the results in local currency:

- Volumes were down 7%. This decline was expected as we focused only on profitable sales and reducing the frequency and depth of our discounting. It has created a base from which we now expect to grow.
- Whilst volumes were down, reduced discounting has had the effect of improving our case rates, which were up 13% on a similar mix of product.
- Margin improvement was driven by the combination of improved case rates, reduced local costs and improved costs of goods sold.

SLIDE 12 – UK / EUROPE – BUSINESS HIGHLIGHTS

This year has been focused on implementing the UK go-to-market strategy, rebuilding customer relationships and implementing business improvements.

In particular, we've refocused the business to profitable sales and this has seen a shift away from high volume, deep discounting promotions. This has of course seen our volumes re-base to a lower level but has meant that our case rates have improved markedly.

We have a more focused approach to doing business. We are working more closely with our customers to ensure our portfolio is tailored to suit their shoppers' needs.

Consistent with the other regions, we are implementing a stronger consumer focus to build long-term brand equity. The successful Lindemans "L" campaign mentioned previously was developed by our UK marketing team in conjunction with our global brand team. The fully integrated promotional program included sponsorship of new drama on ITV1, the biggest commercial station in the UK, together with in-store activity, sampling opportunities and point of sale materials.

The campaign has been successful on two fronts – brand building and driving financial returns. Recognition of the "L" logo has increased 17 percentage points to 37% and brand awareness is up 10 points to 56% in the UK. In addition, return on investment was as high as 80% in some accounts.

We will continue with the campaign in the UK this year as well as introducing it to Europe, though on a smaller scale, to build consistency of the brand across the region. As I stated earlier, we have now launched this campaign in Australia.

We have had a strict focus on spending this year that has seen overhead and other costs reduce significantly. This has seen us right size the sales force and key support functions as well as target distribution costs and regional overheads.

We continue to invest and grow our brands in many European countries, especially the Nordic countries, the Netherlands and Ireland. Sweden is a key driver of our growth in the region. Our brands are clearly meeting the needs of wine consumers where we've enjoyed significant sales growth and positive brand awareness.

And lastly, we have been growing strongly in the Middle East where this year we increased sales by over 40%, though off a fairly small base. Nonetheless, this is a great achievement for the team in a time of great instability in the Middle East. And we have plans to increase our attention to this region in the coming years as the market for wine develops.

SLIDE 13 – UK / EUROPE – FUTURE FOCUS & OUTLOOK

Our main focus for the next 12 months will be the continued execution of our channel strategy to build profitable sales growth. We will also be investing in growth in Europe where we see a number of opportunities to accelerate profitable growth through the development of our distribution network and investment in people in key markets

Our brand investment will continue to see promotional expenditure being directed towards value added advertising, promotions and other consumer focused activity.

We are starting to advertise in the Nordic markets as advertising restrictions are rolled back. In Norway, new packaging formats will drive incremental growth. And in Ireland, we are increasing our advertising expenditure and have already begun a TV campaign for Rosemount Estate.

The team are investigating new product opportunities at the commercial end of the UK market (defined as below five Pounds) where the clear majority of the market remains. We are investigating how we can be relevant and profitable in that market through either brand extension or new product opportunities.

Market conditions in the UK have again been very competitive. US producers have been growing their share in this market. Over the last 12 months, total wine market growth has been around 6% in the UK, our major market for the region, and like the previous few years we would expect the market to grow at a similar rate in the coming year. We expect trading conditions will remain competitive.

Overall, the business has stabilised ahead of expectations and 2004 delivered a reasonable base of volumes and sales on which to now start building our market share. We expect to improve local currency sales and margins this year and maintain case rates.

Now moving to the Americas.

SLIDE 14 – AMERICAS - FINANCIAL OVERVIEW (AUD)

The US market continued to be characterised by competitive market conditions and an oversupply of Californian wine. The business is currently undertaking a review to establish the appropriate channel strategies and organisational structure for the future.

The region's results in Australian dollars have again been adversely impacted by currency. As was the case in UK/Europe, EBITA includes the contribution from the hedge book.

SLIDE 15 – AMERICAS - FINANCIAL OVERVIEW (USD)

Looking at the results in local currency:

- Volumes were up 9% and include sales of 300,000 cases into distributors of the Little Penguin, which was released to the market in July 2004. Depletions growth in the year slowed to 4%. We have made some inroads into reducing distributor inventories but there is some way to go.
- Local currency case rates reduced by 7%. About half of this reflects higher levels of discounting and the other half a mix shift primarily to 1.5L products.
- Margin improvements primarily reflect lower cost of goods sold.

SLIDE 16 – AMERICAS – BUSINESS HIGHLIGHTS

The business highlights for the region include:

The launch of the Little Penguin, which is currently entering the retail trade. In the USA there is a high degree of interest in innovative new wines that are fun, great value for money and very approachable. The Little Penguin is a new Southcorp brand created specifically to tap into that segment of the market. There are four wines in the portfolio – a Chardonnay, Shiraz, Cabernet and Merlot. The category has been growing well ahead of the market for the past 12 months and now represents around 5% of the market.

This year we have been investing a lot of effort in building our on premise business. A major initiative has been the Penfolds Restaurant Challenge, which has seen a significant increase in restaurant listings across the USA. The Challenge started in October last year and resulted in Penfolds on premise brand growth of over 30%. For the total brand portfolio, our on premise business grew by 16% this year and now represents around 14% of our USA sales.

The Canadian business has delivered strong growth, driven by the success of Lindemans in that market. We have hit a major milestone this year with over one million cases now being delivered to the Canadian market. We are now the number one importer, Lindemans Bin 65 is the number one selling Chardonnay and Bin 50 is the number one Shiraz. All three major brands had double-digit growth in Canada.

SLIDE 17 – AMERICAS – FUTURE FOCUS & OUTLOOK

We are pleased to announce the appointment of Scott Weiss to the position of President of the Americas. Scott brings a strong consumer goods background in the USA and Canada as well as experience in markets including Australia and Asia. He joins the business on August 30 and brings to our team great discipline and insight into building brands.

Scott's first priority will be to finalise and then implement the results of the US review. The review, which is currently underway, follows the same process as that used to review Australia and the UK last year. We are assessing our capability in totality – from the organisational structure, cost base, route to market, relationship with key customers, promotional programs and strategy in order to get the business fit for the future.

We will be increasing our brand investment this year with advertising and promotional spend budgeted to increase by 37%. We are currently running promotions around the Little Penguin. It's a little early to gauge its success but initial feedback from the trade is very positive.

Penfolds' activity will continue to be based around building the on premise business with the continuation of the Penfolds Restaurant Challenge. In 2004 we saw a solid increase in listings of on premise accounts and we will pursue further growth in 2005.

As part of the global revitalisation of Rosemount Estate, we will be running a TV advertising campaign, a first for any of our brands in the USA. This will be combined with a print campaign, consumer promotion and in-store activity.

We are about to launch the Australian Wine Walkabout program, a retail, on premise and consumer event program which involves large displays showcasing our portfolio of products. This will be seen in some of the major supermarket chains across the US leading up to Christmas. We also have a partnership with Disney to do a six weeklong Walkabout "Discover Down Under" program.

Our distribution to date has been focused on the grocery channel where we are well represented. This year we will focus on driving our share in other channels where we are under-represented.

Market conditions remain tough. The US market grew around 3% over the last 12 months, driven by tough pricing conditions as the California oversupply continues to impact. Supply is slowly starting to come back into balance with the Cabernet varietal most affected. That said, we expect the coming to year to remain as competitive as 2004.

Overall, we expect local currency margins to marginally improve in 2005 and case rates to stabilise. Our increased brand investment will be funded by cost savings and reduced COGS.

I'd now like to hand over to Steve McClintock to take you through the financial details. Steve...

Steve McClintock

SLIDE 18 – FINANCIAL REVIEW

Thank you John and good morning ladies and gentlemen. Before I start I should say that the financial information you receive this morning has been audited and the Appendix 4E includes a copy of the audited accounts for the year.

SLIDE 19 – RESULTS

John has outlined to you the results for each of the regions and the factors impacting each region's financial performance. This slide summarises the results for the company as a whole.

John discussed sales revenue for each of the regions and in a moment I will show you a slide that summarises the overall movement in sales revenue between the years. Other revenue in both years includes the market value of own grown grapes, which amounted to $78 million in 2004, up from $57 million in the prior year. Other revenue for 2003 also include revenues of $56 million from divested businesses.

EBITA has increased by almost 50% from $117 million to $176 million in the current year. John discussed each of the region's contribution to this result and commented on the improved SGARA result. I will have more to say on SGARA later.

There is no amortisation this year given the goodwill write-off in 2003. The lower interest cost reflects lower borrowings.

Income tax attributable to the underlying result reflects an effective rate of 18.6%, which is impacted by the recoupment of US losses not recognised on the balance sheet. A full reconciliation to the statutory rate is included in the accounts.

Significant items after tax have reduced given the large intangibles write-off in 2003. We hope significant items are now behind us. We certainly are not budgeting for any in 2005. I have a more detailed slide on significant items coming up.

SLIDE 20 – SALES REVENUE IMPACTS

Sales revenue for the period is down from $1.127 billion to $1.062 billion, a fall of 6%.

The components of the reduction are shown on the slide with currency having the largest impact at $95 million, which results from the strengthening of the Australian dollar to both the US dollar and the Pound. The weighted average exchange rate for the year for the US dollar has declined 20% and the Pound 10%.

The volume reductions John spoke about have reduced sales by about $6 million. These reductions have been more than offset by mix/price improvements of $35 million, primarily the result of reduced discounting.

The impact of currency at the EBIT level is reduced from the revenue impact of $95 million by lower foreign currency costs in A$ and the contribution of our hedge book.

The full year adverse impact of currency is approximately $19 million and compares to $32 million at the half year. The improvement is a result of a slightly better effective rate in the second half and the profit impact of surplus US dollar contracts which are required to be "marked to market" under accounting standards.

I will talk about the impact of currency on 2005 in a few moments.

SLIDE 21 – SIGNIFICANT ITEMS

This slide has significant items in the format you will recognise from our previous announcements. In the statutory accounts the disclosure is a little different.

Veraison restructure and redundancy costs are $13 million compared to the previous estimate of $10 million we provided to the market at the half-year. The increase is a result of the US review that John mentioned previously.

The cost of the asset review announced in June is consistent with that announcement and the write-back from onerous contracts is a lot better than we predicted at 31 December 2003 again due to the efforts of our viticulture and winemaking experts. At 30 June 2004, the remaining provision for onerous contracts amounted to about $8 million.

SLIDE 22 – CASH FLOW

One of the highlights for the year has been the substantially improved cash flows, which has allowed us to reduce debt significantly in 2004. The reduction and improved outlook gave us the confidence to reduce our facilities by $150 million this month, saving about $250,000 in facility fees.

Operating cash flows are up from $97 million to $203 million, an improvement of approximately $107 million. An amount of $58 million comes from improved profit performance and a further $29 million from lower tax payments. Working capital was about line ball with 2003, notwithstanding the higher crush, with the majority of the remaining increase coming from the cash flows associated with the net reduction in non-current inventories.

Capital expenditure has decreased significantly for the year coming in at $26 million. Although there is no doubt we are enjoying the benefits of past expansion capital, we are also looking for appropriate returns above our cost of capital on all of our spend.

For 2005, capital expenditure levels are expected to be in the range of $70 to $80 million as we make the substantial investment associated with the previously announced asset review.

We have also been active in converting non-core assets, including residual assets from discontinued businesses into cash, and resolving outstanding litigation relating to divested

businesses. The process this year generated $67 million in cash flows. In July 2004 we received $33 million in cash from the last of the major divested business receivables.

Notwithstanding the good resultant debt position, gearing and interest cover ratios still have some way to go.

SLIDE 23 – BALANCE SHEET

Capital employed has reduced by $118 million to $1.887 billion for the year.

A feature has been the control over working capital despite a 23% increase in the 2004 vintage intake. Whilst bulk wine inventories increased by $26 million, raw materials and finished goods inventory holdings fell by almost the same amount. Inventory provisions remain stubbornly high and not where I would like them to be but we have plans in place that should reduce the provisions in 2005.

Non-current inventory reductions reflect the impact of the drought affected vintages in 2002 and 2003 and lower grape prices.

Property, plant & equipment decreases largely result from asset write-downs of $65 million associated with the asset review.

SLIDE 24 – HEDGE BOOK

The results for the year have been significantly impacted by currency and we have previously indicated to the market that the results for 2005 will again be adversely impacted.

This is our hedge book as it currently stands. I have included the effective rates on the slide which, for 2005 and 2006, assume a spot rate of A$1=US$0.68 and A$1=GBP0.40.

In 2005, each US$0.01 cent movement in the A$/US dollar "effective rate" impacts earnings by about $5 million. The impact of each 1 penny movement is about $6 million. The total predicted currency impact in 2005, based on these effective rates, is between $23 and $25 million. Obviously this number changes depending on the spot rates.

Note that in 2006, the impact on profits, assuming the same spot rates (A$1=US$0.68 and A$1=GBP0.40) and the same hedge book, is about $5 million.

SLIDE 25 – EARNINGS TREE

I indicated to you in February that we were changing the way that we look at the business with a much greater focus on return on capital employed. As a first step, we now look at viticulture and brand profits separately. This has necessitated a change in our reporting systems whereby standard costs now include own grown grapes at "market value", not "vineyard cost". This allows the correct margin for each SKU to be seen. Importantly, it allows us to measure return on capital employed for our "branded wine" business and our "vineyard" business.

SLIDE 26 – CHANGE IN REPORTING FOR 2005

In future, we will be reporting, both internally and externally, brand profit separate from viticulture profit. The slide shows the impact of the change in basis at the macro level with your slide pack detailing the adjustments.

SLIDE 27 – KEY RATIOS

In summary, these are our key ratios for 2004. They show that we are moving in the right direction and that we have stabilised the business. Now comes the growth part....

John...

SLIDE 28 – OUTLOOK

John Ballard

Thanks Steve.

SLIDE 29 – FOCUS FOR 2005

I'd now like to recap the key areas of focus for 2005:

Brand investment – We will be reinvesting into our portfolio of wine brands to grow market share with a stronger focus on consumer based marketing programs. Over the last year the business has built a solid platform for investment. We now have the:

- Right teams in place to build marketing investment and development programs. We now have a greater depth of proven FMCG skills, market research skills and dedicated and well resourced brand marketing teams in the regions.
- Stronger process and planning including more robust brand strategies and brand planning combined with fully integrated promotional programs that tie brand awareness campaigns to in-store activity;
- And we have some initial successes in consumer based marketing programs in 2004 that we are now leveraging into other markets. Most prominent is the Lindemans "L" campaign mentioned earlier.

We are currently implementing the asset review – Most of the activity will occur during this year including:

- The relocation of bottling at Denman and Great Western to Karadoc and Nuriootpa.
- Consolidation of Yenda and Seppeltsfield winemaking into Karadoc and Nuriootpa.
- Closure of six distribution centres; and
- Expansion of distribution capacity at Karadoc.

And lastly, we will continue to pursue business improvements – We will rigorously review every business process to streamline our cost base and improve our competitiveness.

- In particular, we will be focussing on driving productivity gains from the new asset structure by undertaking end-to-end business process reviews in order to simplify, standardise and consolidate our current processes and practices.
- Veraison is a process that is helping us identify, quantify, implement and follow through on initiatives.

SLIDE 30 – OUTLOOK

While market conditions remain competitive in all our regions, the business is expected to deliver modest profit growth in 2005, underpinned by an increased investment in advertising and promotion. The business will also benefit from lower costs realised from the higher 2004 vintage and continued focus on cost reduction.

As previously announced to the market, 2005 earnings will include the impact of currency and the lower availability of super premium wines from the drought-affected 2002 vintage. The combined effect of these factors is approximately $30 million.

Looking forward to 2006, the Company should enjoy the first significant impact of the savings from the asset review and lower grape costs as the remaining legacy contracts run off. Based on current expectations of exchange rates, we would anticipate the impact of currency on earnings to be reduced.

Lastly, I'd like to comment on the outlook for the dividend. Subject to the achievement of the current business plan, the Board of Southcorp anticipates the declaration of a final dividend in the second half of 2005. Significant cash demands will be placed on the business in 2005 as a result of the implementation of the asset review announced in June 2004. We anticipate that these demands will be satisfied from existing facilities and cash generated from the business.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

19 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
FY04 RESULTS – MARKET RELEASE

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

19 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FY04 RESULTS - MARKET RELEASE

Please find attached a Market Release which the Company intends to send to the media today.

This document will also be available on the company's website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP

RESULTS FOR 12 MONTHS ENDED 30 JUNE 2004

19 August 2004

OVERVIEW

Southcorp has achieved a substantially improved profit performance in tough market conditions as it continues to drive business improvements, focusing on cash flow generation and improving return on capital employed.

Net profit after tax (before significant items) for the year to 30 June 2004 ('2004') was up 169.9% to $108.9 million. Net profit after tax and significant items was $46.2 million. Significant items primarily arose as a consequence of write-downs associated with the decision to consolidate certain packaging and distribution facilities.

Result Overview $ million	2004	2003	% chg
Revenue	**1,158.6**	**1,235.8**	**-6.2%**
EBITA	**176.3**	**117.9**	49.6%
Amortisation	-	-36.8	n/a
Net interest	-42.5	-44.5	-4.4%
Income tax	-24.9	3.7	n/a
Net profit after tax (before significant items)	**108.9**	**40.3**	169.9%
Significant items after tax	-62.7	-963.2	n/a
Net profit after tax	**46.2**	**-922.9**	n/a
Per share data:			
Earnings	6.2c	-124.2c	
Dividends	-	10.0c	
Net tangible assets	$1.24	$1.17	

Financial Highlights

- 169.9% increase in net profit after tax (before significant items) to $108.9 million (2003: $40.3 million), despite an adverse profit impact of approximately $19 million from the strengthening of the Australian dollar.
- Earnings before interest, tax, amortisation and significant items up 49.6% to $176.3 million.
- Strong cash flow generation driven by improved earnings, improved inventory position and lower tax payments has resulted in net debt reductions of $169.1 million.
- Return on capital employed increased to 9.3% (2003: 5.9%)[1].

Business Highlights

- The successful introduction of Veraison as a business discipline, generating significant ongoing cost savings and a more structured approach to our business.
- Rebuilding the Australian business yielding strong earnings recovery.
- UK business improvements ahead of schedule.
- Review of USA operations underway.
- The results of the review of production and distribution assets announced in June 2004. The rationalisation of facilities will result in fixed and freight cost savings delivering incremental earnings of $20 million in 2006 rising to $27 million per annum by 2008.

OUTLOOK

While market conditions remain competitive in all our regions, the business is expected to deliver modest profit growth in 2005, underpinned by an increased investment in advertising and promotion. The business will also benefit from lower costs realised from the higher 2004 vintage and continued focus on cost reduction.

As previously announced to the market, 2005 earnings will include the impact of currency and the lower availability of super premium wines from the drought-affected 2002 vintage. The combined effect of these factors is approximately $30 million.

Looking forward to 2006, the Company should enjoy the first significant impact of the savings from the asset review and lower grape costs as the remaining legacy contracts run off. Based on current expectations of exchange rates, we would anticipate the impact of currency on earnings to be reduced.

Dividends

No dividend has been declared this year.

Subject to the achievement of the current business plan, the Board of Southcorp anticipates the declaration of a final dividend in the second half of 2005. Significant cash demands will be placed on the business in 2005 as a result of the implementation of the asset review announced in June 2004. We anticipate that these demands will be satisfied from existing facilities and cash generated from the business.

REVIEW OF FINANCIAL PERFORMANCE

Revenue

Total revenue decreased by 6.2% to $1,158.6 million. Major factors were:

- Adverse currency impacts of $94.6 million.
- $78.6 million of the market value of own-grown grapes in other revenue (2003: $57.4 million).
- Other revenue in 2003 included $55.8 million in proceeds from the sale of assets relating to divested businesses.

EBITA

EBITA before significant items increased 49.6% to $176.3 million, driven by:

- Reduced discounting in the Australian and UK markets.
- Tightened control over selling and period costs.
- Improved pricing in the Australian market.
- Positive SGARA impact of $0.4 million compared to a loss of $14.2 million in 2003.

Significant Items After Tax

Significant items after tax were a loss of $62.7 million, which primarily arose as a consequence of the decision to consolidate certain packaging and distribution facilities. Significant items include:

- $52.2 million write-down in the carrying value assets.
- $28.7 million relating to redundancies and restructure costs.
- $6.1 million write-back to profits from onerous grape contracts.
- $12.2 million benefit from entry into the Australian tax consolidation regime.

Self Generating & Regenerating Assets (SGARA)

- Improved revenues from viticultural activities reflects higher operating hectares, better vintage conditions combined with a stronger focus on vineyard returns.
- Increased vineyard operating costs reflect higher operating hectares.

Net Interest

- As a result of the improved borrowing position, net interest expense declined by $2.0 million to $42.5 million.

Income Tax

- Tax expense before significant items was $24.9 million. The effective tax rate was 18.6%, which is below the statutory tax rate due to the recouping of tax losses in the USA, realising a benefit of $19.7 million.

Revenue Summary $ million	2004	2003	% chg
Australasia	425.1	412.8	3.0%
UK / Europe	267.9	280.3	-4.4%
Americas [1]	369.3	434.7	-15.1%
Total Sales Revenue (before significant items)	**1,062.2**	**1,127.8**	**-5.8%**
Total Sales Revenue (after significant items)	**1,062.2**	**1,104.9**	**-3.9%**
Revenue from own grown grapes	78.6	57.4	36.9%
Other revenue	17.8	73.5	-75.8%
Total Revenue	**1,158.6**	**1,235.8**	**-6.2%**

Earnings Summary $ million	2004	2003	% chg
Australasia	59.4	40.1	48.3%
UK / Europe	32.5	-8.0	n/a
Americas	84.0	100.0	-16.0%
	176.0	132.1	33.2%
SGARA	0.4	-14.2	n/a
EBITA (before significant items)	**176.3**	**117.9**	**49.6%**

Significant Items $ million	2004 pre tax	2004 post tax
Restructure & redundancy costs	-40.6	-28.7
Asset write-downs	-65.1	-52.2
Net write-back of onerous contract provision	8.7	6.1
Impact of entry into tax consolidation	-	12.2
Total Significant Items	**-97.1**	**-62.7**

SGARA $ million	2004	2003
Revenue (net market value of own grown grapes)	78.6	57.4
Net increment in net market value of grape vines	-0.3	-0.9
Vineyard Operating Costs	-60.7	-55.1
Gross SGARA Profit	17.6	1.4
Previous net market value adjustments released to cost of sales	-17.2	-15.7
Net SGARA Profit	**0.4**	**-14.2**

REVIEW OF CASH FLOW

Net operating cash flows increased $106.7 million to $203.5 million. Key impacts:

- Improved earnings from operations.
- Improved working capital and non-current inventory position.
- Lower tax payments.

Net investing cash outflows were $26.9 million, comprising primarily:

- Capital expenditure of $25.9 million as the business enjoyed the benefits of past expansion capital expenditure as well as implementing more stringent capital expenditure guidelines.

Net financing cash outflows were $7.9 million. Key impacts:

- Payment of $74.5 million for the dividend declared in 2003 but paid in 2004.
- Receipt of $53.6 million in deferred consideration from previously divested businesses.
- Realisation of employee share plan loans of $11.9 million.

Capital expenditure planned for 2005, including the implementation of the asset review, is expected to be $70 to $80 million.

Cash Flow $ million	2004	2003
EBITA	176.3	117.9
Add back: depreciation	46.4	50.2
Add back: cash impact of significant items	-10.9	-9.7
Change in working capital & non-current inventory	32.6	90.3
Net interest	-44.1	-48.7
Income tax paid	-3.2	-32.3
Other	6.5	-70.9
Operating Cash Flow	**203.5**	**96.8**
Capital expenditure	-25.9	-75.1
Sale of assets & other	-1.0	41.8
Investing Cash Flow	**-26.9**	**-33.3**
Share issues	-	20.5
Dividends	-74.5	-162.8
Proceeds from previously divested businesses	53.6	18.2
Other	13.0	-3.1
Financing Cash Flow	**-7.9**	**-127.1**
Net Cash Surplus / (Deficit)	168.7	-63.7
Net Debt		
Opening position	767.5	703.6
Net Cash (Surplus) / Deficit	-168.7	63.7
FX adjustment	-0.4	0.3
Closing Net Debt	**598.4**	**767.5**

REVIEW OF FINANCIAL POSITION

Capital employed decreased by $118.1 million to $1,887.0 million, reflecting:

- Strong inventory control. Current inventory remained flat despite a 23% increase in vintage intake. This was due to reductions in raw materials and finished goods inventories as well as lower prices for grapes.
- Non-current inventory reductions as a consequence of drought affected vintages in 2002 and 2003 and lower prices for grapes.
- Property, plant & equipment reductions largely from asset write-downs of $65.1 million.
- Net debt reductions of $169.1 million to $598.4 million at year end.

Net debt reduced a further $32.8 million in July 2004 due to the early receipt of proceeds from the last major divested business receivable.

Balance Sheet $ million	2004	2003
Trade debtors	307.9	279.4
Current inventory	646.7	644.4
Less: trade creditors	-247.0	-226.0
Working capital	707.6	697.8
Non-current inventory	175.3	216.4
Property, plant & equipment and grape vines	687.8	780.7
Intangible assets	366.0	366.0
Other net assets	47.9	113.8
Provisions	-97.5	-169.6
Capital Employed	**1,887.0**	**2,005.1**
Comprising :		
Net debt	598.4	767.5
Total equity	1,288.6	1,237.6
Capital Employed	**1,887.0**	**2,005.1**

REGIONAL REVIEW

AUSTRALASIA

Australasian earnings have grown 48.3%, a strong result in a competitive Australian marketplace. The focus this year has been to stabilise the business, restructure the cost base and establish a sustainable profit model.

Financial Highlights

- Case rate improvements of 8.5% reflect price increases and improved mix.
- Volume reductions of 5.1% reflect the impact of reduced discounting in a highly competitive marketplace.
- Margin improvements from 9.7% to 14.0% reflect the above impacts combined with reductions in overheads.

Business Highlights

- Strong promotional cost disciplines implemented.
- Revised trading terms, which included price increases in September 2003.
- Benefits from restructuring sales teams and support functions.
- Built a dedicated marketing function to focus on tactical marketing and optimise execution of marketing strategies.
- Strong performance from the Asian region driven by moves to more direct distribution to key customers, which has seen improved store positioning, better ranging and more effective promotions.

Australasia	2004	2003	% chg
Volume (million cases 9LE)	8.3	8.8	-5.1%
AUD millions			
Sales revenue	425.1	412.8	3.0%
EBITA [1]	59.4	40.1	48.3%
EBITA / sales	14.0%	9.7%	4.3%
Sales revenue / case	$50.92	$46.92	8.5%

Future Focus & Outlook

- The objective now is to accelerate our marketing activity to support our key brands. We now have promotional plans in place backed by sound financial disciplines and are aiming to grow our market share.
- Increased focus on product innovation.
- Continued focus on cost-base management.
- Expect competitive market conditions to continue.
- We expect to grow sales this year ahead of the category and expect margins to remain at similar levels to 2004. Given the lack of super premium availability and budgeted growth of cask wine sales, case rates are expected to decline marginally in 2005.

UK / EUROPE

The business has delivered a strong result with a return to profitability ahead of expectations. This was driven by reduced discounting in the UK market and continued growth of our European business.

Financial Highlights

- Reduced discounting in the UK market resulted in volume reductions of 6.9% but improvements in local currency case rates of 12.9%.
- Local currency margin improvements reflect the above impacts as well as the reduction in overhead costs and lower cost of goods sold.

Business Highlights

- Refocused the business to profitable sales, which has seen a shift away from high-volume, deep discounting promotions.
- A stronger consumer focus to build long-term brand equity and a more disciplined approach to promotional investment.
- A strict focus on spending has seen overhead and other costs reduce.
- A more focused approach to doing business, in which we are working more closely with our customers to tailor our portfolio and promotional mix to suit their needs.

UK / Europe	2004	2003	% chg
Volume (million cases 9LE)	5.7	6.1	-6.9%
AUD millions			
Sales revenue	267.9	280.3	-4.4%
EBITA [1]	32.5	-8.0	n/a
EBITA / sales	12.1%	-2.8%	15.0%
GBP millions			
Sales revenue	108.8	103.6	5.0%
EBITA [2]	8.1	-6.8	n/a
EBITA / sales	7.5%	-6.5%	14.0%
Sales revenue / case	£19.11	£16.94	12.9%

Future Focus & Outlook

- Advertising and promotional expenditure is being directed to value-added promotions and consumer focused activity.
- Continued focus on cost-base management.
- Expect trading conditions to remain competitive.
- We expect to improve local currency sales and margins this year and maintain case rates.

AMERICAS

The USA market continued to be characterised by competitive market conditions and an oversupply of Californian wine. The business is currently undertaking a review to establish appropriate channel strategies and organisational structure for the future.

Financial Highlights

- Local currency case rates reduced by 7.2% reflecting higher levels of discounting and a mix shift primarily to 1.5L products.
- Volumes were up 9.0% and include sales of 300,000 cases of the Little Penguin, which was released to the market in July.
- Local currency margin improvements reflect reduced freight costs and lower cost of good sold.

Business Highlights

- Launch of the Little Penguin, which is currently entering the retail trade.
- On premise market growth driven by the success of Penfolds Restaurant Challenge, which saw substantial restaurant listings.
- Strong growth in Canadian business with sales surpassing 1 million cases.

Americas	2004	2003	% chg
Volume (million cases 9LE)	6.1	5.6	9.0%
AUD millions			
Sales revenue [1]	369.3	434.7	-15.1%
EBITA [1]	84.0	100.0	-16.0%
EBITA / sales	22.8%	23.0%	-0.3%
USD millions			
Sales revenue [1]	259.6	256.8	1.1%
EBITA [2]	32.1	26.8	19.6%
EBITA / sales	12.4%	10.4%	1.9%
Sales revenue / case	$42.58	$45.89	-7.2%

Future Focus & Outlook

- The new Americas President, Scott Weiss, to join the business on 30 August 2004. Key priorities will be to finalise and implement the results of the US review.
- Further rollout of consumer-based marketing campaigns to drive brand awareness.
- Continued on premise emphasis.
- Expect the trading environment to remain intense over the next 12 months.
- We expect local currency margins to slightly improve in 2005 and case rates to stabilise.

For further information contact:

Investors:
Kristina Devon
Ph: +61 2 9465 1048
Mob: 0409 030 767
kristina.devon@southcorp.com.au

Media:
Michelle Lawlor
Ph: +61 2 9465 1224
Mob: 0402 894 303
michelle.lawlor@southcorp.com.au

Website: www.southcorp.com.au

[1] before significant items

[2] 2003 A$ costs included in EBITA have been converted to USD at 2004 rates

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

19 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
FY04 RESULTS – MEDIA RELEASE

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS

RECEIVED
2004 AUG 30 A 8:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

19 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FY04 RESULTS – SOUTHCORP REPORTS SUBSTANTIAL PROFIT IMPROVEMENT IN 2004

Please find attached a Media Release relating to Southcorp Limited's financial results for the year ended 30 June 2004, for release to the market.

This document will also be available on the company's website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

19 August 2004

Southcorp reports substantial profit improvement in 2004

Sydney - Southcorp today released its results for the year ended 30 June 2004, reporting a net profit after tax and before significant items of $108.9 million, up 170% from 2003. The Company's earnings before interest, tax, amortisation and significant items of $176.3 million, up nearly 50% from 2003, came in line with the top end of market expectations.

Southcorp Managing Director and Chief Executive Officer, John Ballard, said: "Through the success of the Veraison disciplines we introduced this year, Southcorp has delivered a substantially better profit performance, despite an adverse profit impact of approximately $19 million from the strong Australian dollar.

"2004 was a year of bedding down internal issues. Within the first six months of the year we stabilised trading and returned to profitability and have delivered a significant improvement for the full year.

"We reduced costs by $40 million per annum and developed a new blueprint for our production and distribution operations which, through savings in fixed and freight costs, will deliver incremental earnings of $27 million per annum by 2008.

"The introduction of stronger financial discipline enabled us to reduce debt by $169.1 million and lift our return on capital employed to 9.3% up from 5.9% in 2003. While there is still more progress to be made, these improvements signal a much healthier and stronger Southcorp," Mr Ballard said.

Other financial highlights for the year included:
- Net profit after tax and significant items of $46.2 million, due principally to write-downs resulting from the asset review.
- Sales revenue decline of 5.8% to $1.062 billion, primarily due to the strong Australian dollar, which reduced sales revenue in Australian dollars by $94.6 million.
- Margins improved significantly from 11.7% in 2003 to 16.6% in 2004.
- The Australasian business delivered a solid earnings growth of 48% to $59.4 million.
- A strong recovery in UK/Europe delivered earnings of $32.5 million ($8 million loss in 2003).

2005 Outlook
Mr Ballard said Southcorp's outlook was positive. "While market conditions remain competitive in all our regions, the business is expected to deliver modest profit growth in 2005, underpinned by an increased investment in advertising and promotion. We will also benefit from lower costs realised from the higher 2004 vintage and continued focus on cost reduction," Mr Ballard said.

As previously announced to the market, Southcorp's 2005 earnings will include the impact of currency and the lower availability of super premium wines from the drought-affected 2002 vintage. The combined effect of these factors is approximately $30 million.

Looking forward to 2006, the Company should enjoy the first significant impact of the savings from the asset review and lower grape costs as the remaining legacy contracts run off. Based on current expectations of exchange rates, we would anticipate the impact of currency on earnings to be reduced.

Mr Ballard also indicated that while no dividend had been declared this year, the Board of Southcorp anticipates declaring one in the second half of 2005, subject to achievement of the current business plan.

Trading Review
Southcorp continued to be affected by the strong Australian currency in 2004, which rose 20% against the US dollar and 10% against the British pound. Sales revenue for 2004 declined 5.8% to $1062.2 million, primarily due to the strong Australian dollar, which reduced sales revenue by $94.6 million. However, removing the effect of currency shows sales revenue was up around 3% as the result of an improvement in the price and product mix across the business.

Australasia
"The Australasian team delivered a great result in very tough market conditions. Volumes were down around 5.1%, reflecting our decision not to participate in unprofitable promotions. However, case rates were up 8.5% and margins grew from 9.7% to 14.0%. The Australasian business started the recovery process earlier and this is evident in its strong performance," Mr Ballard said.

"Australia in particular will remain very competitive in 2005. Nevertheless, we expect to grow sales ahead of the category and maintain margins at similar levels to 2004. We will be accelerating marketing and distribution activity to support the key brands of Penfolds, Lindemans, Rosemount Estate, Seppelt and Wynns Coonawarra Estate and have planned a 37% increase in advertising and promotional spend," said Mr Ballard.

UK / Europe
Mr Ballard said: "The UK/Europe region delivered a commendable turnaround in 2004, returning to profit in the first half of the year, well ahead of expectation. Not only did we move away from deep discounting in the UK market, which had the effect of improving our case rates by 12.9% for the year, we also grew the Company's European business.

"Markets such as Sweden, Ireland and even the Middle East are delivering profitable growth and are serving to widen our trading base in this region. In 2005 we will continue to invest in our brands in the UK with campaigns such as the Lindemans "L" advertising and promotional program. We'll also be extending the Lindemans campaign to Europe as well as launching a TV advertising campaign for Rosemount Estate in Ireland and taking advantage of advertising de-regulation within the Nordic countries to run print campaigns on the key brands."

The Americas
The USA market continued to be characterised by competitive market conditions and an oversupply of Californian wine. Volumes for the year were up 9%, however case rates were down around 7% reflecting higher levels of competition and a mix shift primarily to 1.5L products.

Mr Ballard said the highlights of an otherwise tough year in the Americas were the launch of the Little Penguin, 16% growth in the Company's on premise business and the achievement of a major milestone in Canada. He said: "Southcorp is now the number one importer in Canada with sales in excess of one million cases a year, half of which comes from Lindemans products. Lindemans Bin 65 Chardonnay and Bin 50 Shiraz are currently the number one Chardonnay and Shiraz in Canada."

Southcorp anticipates tough market conditions to prevail in the Americas throughout 2005. Mr Ballard said: "The supply of wine in the USA is slowly coming in to balance but we nevertheless expect the coming year to remain as competitive as 2004.

"We will significantly increase marketing investment in 2005 to support our key brands in this region; Penfolds, Rosemount Estate and Lindemans. Our first ever US TV advertising campaign is planned for the second half of the year to coincide with the release of the new Rosemount Estate packaging and products and we'll remain very focused on gaining distribution and driving consumer sales of the Little Penguin wines."

For further information contact:

Media:	**Investors**
Michelle Lawlor	Kristina Devon
Direct: 61 2 9465 1224	Direct: 61 2 9465 1048
Mob: 0402 894 303	Mob: 0409 030 767

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

19 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
FY04 RESULTS – ANALYSTS' BRIEFING SLIDES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Australia's Most Famous Wine

ROSEMOUNT ESTATE

RECEIVED
2004 AUG 30 A
ICE OF INTERNATIONAL
CORPORATE FINANCE

LINDEMANS
making life more enjoyable

19 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FY04 RESULTS - PRESENTATION BRIEFING SLIDES

Please find attached, for release to the market, the slides of a briefing to investors to be held in Sydney following the release of the Company's Preliminary Final Report for the financial year ended 30 June 2004.

These documents will be available on the Southcorp website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP

Full Year Results

12 months to June 2004

19 August 2004

Agenda

- Overview & Regional Review
  - John Ballard, MD & CEO
- Financials
  - Steve McClintock, CFO
- Focus for FY05 & Outlook
  - John Ballard, MD & CEO
- Q&A

Financial Highlights

EBITA [1]	up 49.6%	to $176.3m
Net profit after tax [1]	up 169.9%	to $108.9m
Net profit after tax (after significant items)	up from a loss of $922.9m	to $46.2m
Operating cash flow	up 110.3%	to $203.5m
ROCE [1]	up 3.5%	to 9.3%

[1] before significant items

Scorecard

Stabilised the business

- Solid margin improvements in Australasia
- Return to profitability in the UK

Introduced stronger financial disciplines

- ROCE focus and development of clearer management reporting tools, improving business transparency
- Strong cash flow generation = Net debt reduction of $169 million
- ROCE = close to returning WACC

Introduced business improvement program - Veraison

- Structured process for developing stronger business and financial disciplines
- Launched more than 50 business improvement projects
- Resulted in the improved financial performance this year

Scorecard

Determined the production & distribution asset footprint

- Will ensure we have a competitive asset base
- Site consolidation and distribution rationalisation to generate $20 million in incremental EBIT in 2006 and $27 million per annum by 2008

Developed stronger organisational capability

- Built strong marketing capability based around a global 'strategic' team and regional 'tactical' teams
- Aligned the sales force mix more closely with our customer mix and sales channels

Regional Overview

AUD millions			
Sales Revenue [1]	2004	2003	% chg
Australasia	425.1	412.8	3.0%
UK / Europe	267.9	280.3	-4.4%
Americas	369.3	434.7	-15.1%
	1,062.2	1,127.8	-5.8%
EBITA [1]			
Australasia	59.4	40.1	48.3%
UK / Europe	32.5	-8.0	n/a
Americas	84.0	100.0	-16.0%
	176.0	132.1	33.2%
SGARA	0.4	-14.2	n/a
	176.3	117.9	49.6%
EBITA / Sales			% points
Australasia	14.0%	9.7%	4.3%
UK / Europe	12.1%	-2.8%	15.0%
Americas	22.8%	23.0%	-0.3%
	16.6%	11.7%	4.8%

[1] before significant items

Australasia – Financial Overview

AUD millions	2004	2003	% chg
Volumes [1]	8.3	8.8	-5.1%
Sales Revenue	425.1	412.8	3.0%
EBITA	59.4	40.1	48.3%
EBITA / Sales	14.0%	9.7%	
Sales Revenue / Case	$50.92	$46.92	8.5%

[1] million cases 9 litre equivalent excluding bulk wine

Australasia – Business Highlights

- Implementation of strong promotional cost disciplines
- Revised trading terms
- Restructuring sales teams and support functions
- Built a dedicated marketing function
- Asian region has delivered strong performance
- Prudent cost management

Australasia – Future Focus & Outlook

- **Accelerated brand investment**
  - Bringing to Australia the successful Lindemans "L" campaign
  - Revitalising the Rosemount Estate brand
  - New product development
  - Commitment to high quality through the continued roll out of screw cap
- **Outlook**
  - Bigger 2004 vintage will ensure conditions remain competitive
  - Started the year with almost no bulk wine inventories
  - Sales growth ahead of the category
  - Margins to remain stable
  - Case rates to marginally decline due to lower super premiums and expected higher soft pack sales

UK / Europe – Financial Overview

AUD millions	2004	2003	% chg
Sales Revenue	267.9	280.3	-4.4%
EBITA	32.5	-8.0	n/a
EBITA / Sales	12.1%	-2.8%	

[1] million cases 9 litre equivalent

UK / Europe – Financial Overview

GBP millions	2004	2003	% chg
Volumes [1]	5.7	6.1	-6.9%
Sales Revenue	108.8	103.6	5.0%
EBITA [2]	8.1	-6.8	n/a
EBITA / Sales	7.5%	-6.5%	
Sales Revenue / Case	£19.11	£16.94	12.9%

[1] million cases 9 litre equivalent

[2] 2003 A$ costs included in EBITA have been converted to GBP at 2004 rates

UK / Europe – Business Highlights

- Refocused the business to profitable sales
- More focused approach to doing business
- Stronger consumer focus
- Strict focus on spending
- Continue to invest and grow our brands in many European countries

UK / Europe – Future Focus & Outlook

- **Continued brand investment**
  - Value added advertising, promotions and other consumer focused activity
  - Growth in European investment, especially Nordic markets
  - Investigating new product opportunities

- **Outlook**
  - Market conditions to remain competitive
  - Expect to improve local currency sales and margins
  - Case rates to remain stable

Americas – Financial Overview

AUD millions	2004	2003	% chg
Sales Revenue	369.3	434.7	-15.1%
EBITA	84.0	100.0	-16.0%
EBITA / Sales	22.8%	23.0%	

[1] million cases 9 litre equivalent

Americas – Financial Overview

USD millions	2004	2003	% chg
Volumes [1]	6.1	5.6	9.0%
Sales Revenue	259.6	256.8	1.1%
EBITA [2]	32.1	26.8	19.6%
EBITA / Sales	12.4%	10.4%	
Sales Revenue / Case	$42.58	$45.89	-7.2%

[1] million cases 9 litre equivalent

[2] 2003 A$ costs included in EBITA have been converted to USD at 2004 rates

Americas – Business Highlights

- Launch of the Little Penguin
- Building our on premise business
- Canadian business has delivered strong growth

Americas – Future Focus & Outlook

- **US review underway**
  - Assessment of total capability
- **Increasing brand investment**
  - Budgeted 37% increase in A&P spend
  - Penfolds Restaurant Challenge – on premise focus
  - Rosemount Estate revitalisation
- **Outlook**
  - Market conditions remain tough
  - Expect local currency margins to marginally improve
  - Case rates to stabilise

Financial Review

Steve McClintock
Chief Financial Officer



Results

$A million	2004	2003	% chg
Sales Revenue	1,062.2	1,104.9	-3.9%
Other Revenue	96.4	130.9	-26.3%
Total Revenue	1,158.6	1,235.8	-6.2%
Underlying Results:			
EBITA	176.3	117.9	49.6%
Amortisation	-	-36.8	n/a
Net Interest	-42.5	-44.5	-4.4%
Income Tax	-24.9	3.7	n/a
Net Profit After Tax	108.9	40.3	169.9%
Results including significant items:			
Significant Items after tax	-62.7	-963.2	n/a
Net Profit After Tax	**46.2**	-922.9	n/a

Sales Revenue Impacts

$A million

2003 Sales Revenue [1]	1,127.8
Currency Impact	-94.6
Volume Impact	-6.3
Mix & price	35.3
2004 Sales Revenue	**1,062.2**

[1] 2003 revenue excludes rebate adjustment of A$23 million disclosed as a significant item in 2003

Significant Items

$A million	2004 Pre Tax	Tax Effect	2004 Post Tax
Veraison restructure & redundancy costs	-12.9	3.6	-9.3
Asset review write-downs, redundancies, employee entitlements & other	-92.9	21.2	-71.7
Net write-back of onerous contract provision	8.7	-2.6	6.1
Impact of entry into tax consolidation	-	12.2	12.2
	-97.1	34.4	-62.7

Cash Flow

	2004	2003
EBITA	176.3	117.9
Add back: depreciation & non-cash significant items	35.5	40.5
Change in working capital & non-current inventory	32.6	90.3
Net interest	-44.1	-48.7
Income tax paid	-3.2	-32.3
Other	6.5	-70.9
Operating Cash Flow	**203.5**	**96.8**
Capital expenditure	-25.9	-75.1
Sale of assets & other	-1.0	41.8
Investing Cash Flow	**-26.9**	**-33.3**
Share issues	-	20.5
Dividends	-74.5	-162.8
Divested businesses & other	66.6	15.2
Financing Cash Flow	**-7.9**	**-127.1**
Net Debt		
Opening position	767.5	703.6
Net cash movement	-169.1	64.0
Closing Debt Position	**598.4**	**767.5**

Balance Sheet

	2004	2003
Trade debtors	307.9	279.4
Current inventory	646.7	644.4
Less: trade creditors	-247.0	-226.0
Working Capital	707.6	697.8
Non-current inventory	175.3	216.4
Property, plant & equipment	513.5	610.2
Grape vines	174.3	170.5
Intangible assets	366.0	366.0
Other net assets	47.9	113.8
Provisions	-97.5	-169.6
Capital Employed	**1,887.0**	2,005.1

Hedge Book

USD Book	2004	2005	2006
% Cover	86%	80%	46%
Hedge Rate	0.6063	0.6399	0.6201
Effective Rate [1]	0.6201	0.6478	0.6527

GBP Book			
% Cover	93%	65%	35%
Hedge Rate	0.3797	0.3823	0.3761
Effective Rate [1]	0.3816	0.3885	0.3916

- data as at 30 July 2004

[1] Effective rate for 2005 and 2006 is an estimate based on A$1=US$0.68 and A$1=GBP0.40

Returns Tree


conomic
return /
areholder
return
ROCE
WACC
brand ROCE
vineyard ROCE
EBITA
capital employed
return on sales
GP
A&P
SG&A
net sales
freight
COGS
gross sales
discounts & rebates
volume
price
regional SG&A
corporate SG&A
intangibles
PPE (ex vineyards)
working capital
inventory
receivables
payables (non-interest bearing)
SGARA profit
vineyard capital employed
MV of grapes
vineyard operating costs

Change In Reporting for FY05

Current Basis	**2004**	2003
EBITA [1]	176.0	132.1
SGARA	0.4	-14.2
	176.3	117.9
New Basis		
Brand EBITA [1]	158.7	116.5
Viticulture EBITA	17.6	1.4
	176.3	117.9

[1] before significant items

Key Ratios

	2004	2003	2002
EBITA [1] / Sales Revenue	16.6%	11.7%	21.0%
ROCE [1,2]	9.3%	5.9%	15.4%
EPS (basic)	6.2c	-124.2c	42.4c
Gearing	46%	62%	31%
Net Interest Cover [3]	4.1x	2.7x	5.2x

[1] before significant items

[2] 2002 adjusted for 2003 intangible write-downs

[3] EBITA (before significant items) / net interest

Outlook

John Ballard
Managing Director &
Chief Executive Officer



Focus for FY05

- **Brand investment**
  - The right teams in place to build marketing investment and development programs
  - Stronger processes and planning
  - Initial successes
- **Implementation of the asset review**
  - Relocation of bottling from Denman and Great Western to Karadoc and Nuriootpa
  - Consolidation of Yenda and Seppeltsfield winemaking into Karadoc and Nuriootpa
  - Closure of six distribution centres
  - Expansion of distribution capacity at Karadoc
- **Continue to pursue business improvements**
  - Driving productivity gains from the new asset structure
  - Veraison is a process that is helping us identify, quantify, implement and follow through on initiatives

Outlook

- **2005**
  - Expect modest earnings growth
  - Increased investment in advertising and promotion
  - Impact from currency and lower supply of super premium wines
  - Second-half dividend expected

- **2006**
  - Savings from the asset review begin to flow through
  - Lower grape costs

SOUTHCORP

Full Year Results

12 months to June 2004

19 August 2004

Appendices

- SGARA
- Change In Reporting for FY05
- Relevant Exchange Rates
- EBITA Reconciliation – UK / Europe
- EBITA Reconciliation – Americas

SGARA

$A millions	2004	2003
Revenue (Net market value of own grapes)	78.6	57.4
Vineyard operating costs	-60.7	-55.1
Net increment in net market value of grape vines	-0.3	-0.9
Gross SGARA profit	17.6	1.4
Previous net market value adjustments released to cost of sales	-17.2	-15.7
Net SGARA Profit	0.4	-14.2

Change In Reporting for FY05 (1)

We were changing the way that we look at the business with a much greater focus on return on capital employed.

We now look at viticulture and brand profits separately. This has necessitated a change in our reporting systems whereby standard costs now include own grown grapes at "market value", not "vineyard cost". This allows the correct margin for each SKU to be seen. Importantly, it allows us to measure ROCE for our "branded wine" business and our "vineyard" business.

In future, we will be reporting brand profit separate from viticulture profit.

This means that the SGARA adjustment previously reported as "previous net market value adjustments released to cost of sales" will be charged against brand EBITA so that brand profit reflects the market value of grapes.

Change In Reporting for FY05 (2)

Previously reported "Net SGARA Profit" will be split between "Brand" and "Viticulture" profit as follows:

	CURRENT BASIS		NEW BASIS
	EBITA (pre SGARA)	Net SGARA Profit	EBITA
Brand	176.0	-17.2	158.7
Viticulture	-	17.6	17.6
2004 EBITA	**176.0**	0.4	176.3
Brand	132.1	-15.7	116.5
Viticulture	-	1.4	1.4
2003 EBITA	132.1	-14.2	117.9
Brand	287.1	-11.0	276.2
Viticulture	-	11.2	11.2
2002 EBITA	**287.1**	0.2	287.3

Relevant Exchange Rates

US	2004	2003	% chg
Weighted Average Rate	0.707	0.591	19.6%
Period End Spot Rate	0.689	0.668	3.1%
GBP			
Weighted Average Rate	0.406	0.369	10.0%
Period End Spot Rate	0.382	0.404	-5.4%

EBITA Reconciliation – UK / Europe

	2004	2003
GBP millions	GBP	GBP
EBITA (constant currency adjusted) [1]	8.1	-6.8
Add back: Constant currency adjustment [1]	-	8.2
EBITA (reported)	8.1	1.4

	2004	2003
AUD millions	AUD	AUD
EBITA (AUD before hedge book impact)	19.9	3.2
Hedge book gain / (loss)	12.6	-11.2
EBITA (reported)	32.5	-8.0

[1] 2003 A$ costs included in EBITA have been converted to GBP at 2004 rates

EBITA Reconciliation – Americas

	2004	2003
USD millions	USD	USD
EBITA (constant currency adjusted) [1]	32.1	26.8
Add back: Constant currency adjustment [1]	-	28.4
EBITA (reported)	32.1	55.2

	2004	2003
AUD millions	AUD	AUD
EBITA (AUD before hedge book impact)	45.2	92.9
Hedge book gain / (loss)	38.8	7.1
EBITA (reported)	84.0	100.0

[1] 2003 A$ costs included in EBITA have been converted to USD at 2004 rates

Forward Looking Statements

This presentation may contain forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.